UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006 (September 19, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell

FINANCIAL REPORT 2006

Advancing through
diversity
Ansell

Financial Report of Ansell Limited and Subsidiaries - 2006

Please note that the Annual Review 2006 contains the Concise Financial Report of Ansell Limited which is derived from the Financial Report 2006. The Annual Review 2006 does not constitute part of this report.

Both the Annual Review 2006 (containing the Concise Financial Report) and the Financial Report 2006 are available from the Company’s website (www.ansell.com) or upon request. Information on the web site does not constitute part of this report.

Ansell Limited

ACN 004 085 330

678 Victoria Street

Richmond, VIC

Telephone (613) 9270 7270

Facsimile (613) 9270 7300

Ansell Limited and Subsidiaries

Financial Statements - 30 June 2006

Table of Contents:

Directors’ Declaration	77
Independent Audit Report	78
Supplementary Unaudited U.S. Dollar Financial Information	79

Board of Directors

PETER BARNES,

B.COM (HONS), MBA (MELB)

AGE 63. RESIDES AUSTRALIA.

Appointed Non-executive Director in October 2001 and Chairman in August 2005. Chairman of the Nomination, Remuneration and Evaluation Committee.

Peter Barnes is a Director of News Corporation and Metcash Limited and is Chairman of Samuel Smith & Son Pty Limited.

Peter Barnes brings to the Board experience in finance, marketing and general management in the international arena. His background includes a long career with Philip Morris International Inc. where he held several senior management positions in Australia and overseas, including Managing Director, Lindeman Holdings Ltd, and President, Asia Region, based in Hong Kong.

The Board considers Peter Barnes to be an independent Director.

DOUG TOUGH,

MBA, BBA

AGE 57. RESIDES USA.

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Doug Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, including President and Chief Executive Officer of its largest division worldwide, Dr Pepper/ Seven Up, North America.

Mr Tough has also had 12 years’ experience with Procter & Gamble in various sales and marketing assignments. He holds an MBA from the University of Western Ontario, Canada and a BBA from the University of Kentucky, USA.

As an Executive Director, Doug Tough is not independent.

GLENN BARNES,

B. AG. SCI (MELB), CPM, FAMI, FAIM, FAICD, SF FIN, FRSA

AGE 59. RESIDES AUSTRALIA.

Appointed Non-executive Director in September 2005. Member of the Audit Committee.

Glenn Barnes is Chairman of Baycorp Advantage Limited and a Director of Lion Nathan Limited. He also serves as Chairman, Director and council member of a number of not-for-profit and private interest companies, including the Reach Foundation and the Australian Institute of Company Directors. He was previously a Non-executive Director of Banksia Wines Limited, Repco Corporation Limited, National Foods Limited and a Council member of Monash University.

Glenn Barnes commenced his management career with Unilever Limited and was involved in fast moving consumer goods, banking and financial services for over 30 years in Australia, and internationally including UK, USA, Republic of Ireland, Japan and China. Since retiring from executive roles in 2002, Mr Barnes has focused on governance and consulting.

The Board considers Glenn Barnes to be an independent Director.

RONNIE BELL,

BA (STRATHCLYDE)

AGE 56. RESIDES UK.

Appointed Non-executive Director in August 2005. Member of the Nomination, Remuneration and Evaluation Committee.

Ronnie Bell is a Director of Gallaher Group Plc, Northern Foods Plc and Edrington Group and is Chairman of the Milk Link Co-Operative. Mr Bell is an experienced international consumer industry executive with a background of over 30 years in highly competitive global branded products. He is a former President of Kraft Foods, Europe and served as Executive Vice President of Kraft Foods Inc.

Mr Bell brings to the Board broad general management and marketing skills particularly in the European and North American markets.

The Board considers Ronnie Bell to be an independent Director.

DALE CRANDALL,

MBA UC BERKELEY, CPA

AGE 65. RESIDES USA.

Appointed Non-executive Director in November 2002. Chairman of the Audit Committee.

Dale Crandall is a Director of Union Bank of California, Covad Communications Group, BEA Systems Inc., Coventry Health Care Inc. and UGS Corp. He is also a Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the USA.

The Board considers Dale Crandall to be an independent Director.

HERB ELLIOTT,

AC, MBE, MA (CANTAB)

AGE 68. RESIDES AUSTRALIA.

Appointed Non-executive Director in February 2001. Member of the Audit and Nomination, Remuneration and Evaluation Committees.

Herb Elliott was appointed Deputy Chairman of Fortescue Metals Group Limited in May 2005, having served as a Director of that company since October 2003. He is also Chairman of the Telstra Foundation Limited.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

The Board considers Herb Elliott to be an independent Director.

MARISSA PETERSON,

MBA (HARVARD), B.SC (MECH)

AGE 44. RESIDES USA

Appointed Non-executive Director on 22 August 2006.

Marissa Peterson is a Director of Supervalu Inc and Lucille Packard Children’s Hospital in California, and serves on the Board of Trustees of Kettering University. She was formerly a Director of Covisint Inc. and a member of both the Industry Executive Advisory Council, of Stanford University’s Alliance for Innovative Manufacturing, and the US National Center for Women & Information Technology Executive Council.

Mrs Peterson retired from executive roles in mid 2006, having spent the previous 18 years with Sun Microsystems in senior executive positions. She has extensive experience in supply chain management, manufacturing, supplier management and procurement, logistics and distribution, and services.

The Board considers Marissa Peterson to be an independent Director.

Corporate Governance

INTRODUCTION

In accordance with the Company’s Constitution and the Corporations Act, the Company operates through its Board of Directors and management.

The Board, which has authority for ultimate oversight of the Company, works under a set of well-established corporate governance policies and Charters. These policies are publicly available on the Company’s website, www.ansell.com. The Board regularly reviews and updates these policies and Charters to ensure that they remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance ‘best practice’.

This Report is divided into four sections:

•	the way in which the Board is formed;

•	the way in which the Board operates;

•	governance policies specific to the Board; and

•	governance policies adopted by the Board that apply generally throughout Ansell.

PART 1 – COMPOSITION OF THE BOARD

Relevant policies and charters	• Board Charter
(see www.ansell.com)

Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director are set out on page 4.

The Board’s policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company’s Constitution and the Board Charter, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, there should be a separation of the roles of the Chairman and the Chief Executive Officer, and the Chairman should be an independent Non-executive Director.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002).* The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company.

The Company currently has seven Directors, one of whom is an Executive Director (the Chief Executive Officer who is also the Managing Director). All of the Non-executive Directors, including the Chairman, are considered to be ‘independent’.

BOARD REVIEW

The Board periodically conducts a formal review of its performance using a comprehensive and structured self-assessment approach based on the individual input and responses of Directors. The reviews include:

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer by the Non-executive Directors; and

•	assessing whether corporate governance principles are appropriate and reflect ‘good practice’.

Since the date of the last Report, the Board has conducted an assessment of its performance as outlined above and has also formally assessed the performance of the Chief Executive Officer.

BOARD ELECTION PROCESS

New Directors are nominated by the Board, as described below, and then stand for election at the next Annual General Meeting in order to be confirmed in office. Criteria for selection of new Non-executive Directors include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis. The performance of Directors seeking re-election is considered by the Board to enable it to make a recommendation to shareholders in relation to the Directors’ re-election.

APPOINTMENT TERMS

New Directors are provided with a letter of appointment setting out the terms of their appointment, including their powers, rights and obligations.

In order to ensure that the composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

However, the Board does not consider this length of tenure would necessarily compromise independence or interfere in a material way with a Director’s ability to act in the best interests of the Company. Should the situation arise, the Board would make an assessment regarding an individual Director’s ongoing service having regard for the length of service of all members of the Board and the mix of experience, skills and knowledge of the Board.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee prior to accepting a position as a non-executive director of another company.

PART 2 – OPERATION OF THE BOARD

Relevant policies and charters	• Board Charter
(see www.ansell.com)	• Audit Committee Charter • Nomination, Remuneration and Evaluation Committee Charter

The Board has ultimate responsibility for setting policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders, and is accountable to shareholders for the performance of the Group.

The table on the following page summarises the Board’s main responsibilities and functions, which have been grouped into the following three areas:

•	strategy, planning and monitoring;

•	shareholder communication and compliance; and

•	risk management and internal controls.

Corporate Governance continued

	STRATEGY, PLANNING AND MONITORING	SHAREHOLDER COMMUNICATION AND COMPLIANCE	RISK MANAGEMENT AND INTERNAL CONTROLS
Approving

•        corporate strategies, budgets, plans and policies

•        appointment of the Chief Executive Officer and other members of the senior management team

•        the remuneration package for the Chief Executive Officer

•        the remuneration policy applicable to the senior executives of the Group

•        the remuneration policy applicable to Non-executive Directors

		• procedures to ensure compliance with applicable laws, regulations, accounting standards, ethical standards and business practices • shareholder communication strategies	• the Company’s risk management framework and internal compliance and controls systems

Reviewing and monitoring	• implementation of corporate strategies, budgets, plans and policies • financial and business results (including the audit process) in order to understand the financial position of the Group	• implementation of compliance procedures • timeliness and accuracy of information provided to shareholders and the financial market

•        implementation of risk management framework and internal compliance and controls systems

•        the Company’s wider risk management profile

•        internal processes for determining, monitoring and assessing key risk areas

Evaluating	• performance against corporate strategies, budgets, plans and policies • the performance of the Chief Executive Officer and other members of the senior management team	• the effectiveness of reporting procedures and mechanisms • whether adequate, accurate and timely information is provided to shareholders and the financial market	• the process for assessing the effectiveness of risk management practices

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the Company’s Constitution and the law.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

Each Committee operates under a specific Charter, which is reviewed periodically by the Board. The Board also delegates specific functions to ad hoc Committees of Directors on an ‘as needs’ basis. The powers delegated to these Committees are set out in Board resolutions.

Further details regarding the two standing Committees are set out in the table opposite.

Corporate Governance continued

	AUDIT COMMITTEE	NOMINATION, REMUNERATION AND EVALUATION COMMITTEE
Members	L D Crandall (Chair from 9 August 2005) G L L Barnes (from 17 November 2005) P L Barnes (Chair and member until 8 August 2005) H J Elliott	P L Barnes (Chair from 9 August 2005) Dr E D Tweddell (Chair and member until 4 August 2005) R J S Bell (from 9 August 2005) M J McConnell (until 5 September 2005) H J Elliott (from 5 September 2005)

Composition

Committee members are required to:

•      be independent, Non-executive Directors (minimum of three required)

•      be financially literate

•      possess sufficient financial expertise and knowledge of the industry in which Ansell operates

The Committee is required to: • comprise a majority of independent, Non-executive Directors (minimum of three required)

Functions

Reviewing:

•      financial statements

•      adequacy of financial controls

•      annual audit arrangements (internal and external)

•      activities of internal and external auditors

•      independence and remuneration of external auditor

•      processes for identifying, managing and reporting business risk

Advising Board on:

•      appointment, removal and remuneration of external auditor

•      independence of external auditor

•      financial reporting controls and systems, including their adequacy

•      national and international Accounting Standards

•      applicable Company policies, regulatory and statutory requirements

Reviewing:

•      the structure and performance of the Board, the Committees and individual Directors (and to recommend changes where required)

Establishing

•      policies and criteria for Non-executive Director selection, and identifying suitable candidates for appointment

Advising Board on:

•      succession planning

•      remuneration of Chief Executive Officer

•      senior executive remuneration policy (including incentive plans, equity awards, retirement payments and service contracts)

Attendance	Details regarding attendance at Committee meetings during the year are set out below	Details regarding attendance at Committee meetings during the year are set out below

Consultation	Company officers and the principal external audit partner attend Committee meetings to provide reports and/or guidance

As required, the Committee may engage independent professional advisers to:

•      assist in identifying high-calibre Directors and executives

•      advise on whether the Company’s employment policies and practices, including terms and conditions, are competitive and consistent with those offered by comparable companies

The Committee may also request information from management where appropriate

Corporate Governance continued

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2006

	BOARD		AUDIT		NOMINATION, REMUNERATION AND EVALUATION
	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED
P L Barnes	8	8	1	1	7	7
G L L Barnes	7	7	3	3
R J S Bell	8	8			7	6
L D Crandall	8	8	4	4
H J Elliott	8	7	4	4	7	6
M J McConnell	3	3			1	3
D D Tough	8	8

Held – Indicates the number of meetings held while each Director was a member of the Board or Committee.

Attended – Indicates the number of meetings attended during the period that each Director was a member of the Board or Committee.

A meeting of a special Board Committee comprising P L Barnes and R J S Bell was convened on 17 August 2005 in relation to the review and lodgement of the 2005 Full Year Results announcement. A meeting of a special Board Committee comprising P L Barnes and H J Elliott was convened on 23 September 2005 in relation to the signing of the accounts for the year ended 30 June 2005. A special Board Committee comprising P L Barnes and D D Tough was convened on 15 February 2006 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2005. Two of the meetings of the Nomination, Remuneration and Evaluation Committee were attended by all Directors. Audit Committee meetings were generally also attended by all other Directors.

PART 3 – GOVERNANCE POLICIES APPLICABLE TO THE BOARD

Relevant policies and charters	• Share Trading Policy
(see www.ansell.com)	• Code of Conduct

REMUNERATION

Full details of the remuneration paid to Non-executive and Executive Directors and the Company’s senior executives are set out in the Remuneration Report on pages 14 to 23.

DEALING IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and the Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

CONFLICT OF INTEREST

In order to ensure that any ‘interests’ of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions, contracts and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue or vote in respect of the matter at the meeting where the matter is considered.

EXTERNAL ADVICE

Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

INDUCTION AND ONGOING EDUCATION

New Directors participate in an induction program which covers the operation of the Board and its Committees, and the Company’s financial, strategic, operational and risk management positions.

Directors also participate in management presentations and analysis to ensure that they are kept up-to-date with developments in the industry, and to enable them to discharge their duties.

It is the Company’s practice for Directors to visit some of the Company’s facilities in each year. During the 2006 financial year, Board meetings were held in conjunction with visits to the Group’s operating head office in Red Bank, New Jersey, and its European regional headquarters in Brussels. Some Directors also visited a number of the Company’s manufacturing locations in South-east Asia and Mexico.

PART 4 – GOVERNANCE POLICIES OF GENERAL APPLICATION THROUGHOUT ANSELL

Relevant policies and charters	• Code of Conduct
(see www.ansell.com)	• Continuous Disclosure Policy
• Risk Management Policy

CODE OF CONDUCT

The Company is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct consisting of both a Statement of Guiding Principles and Policies on Business Conduct, which aim to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise. The Code of Conduct is available on the Company’s website, www.ansell.com.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby the Company:

•	strives to uphold high ethical standards in all corporate activities;

•	is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;

•	is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;

Corporate Governance continued

•	strives to treat all employees and applicants with fairness, honesty and respect;

•	expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

•	is committed to good corporate citizenship and participating actively in and improving the communities in which the Company does business; and

•	expects all employees to conduct themselves in accordance with the guiding principles.

It is the Company’s policy to comply with the letter and spirit of all applicable laws and no Director, officer, executive or manager has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company. Assistance is available to clarify whether particular laws apply and how they may be interpreted.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are required to participate in compliance training programs to ensure that they remain up to date regarding relevant legal and industry developments, as well as ethical practices. During the year computer-based courses, including courses relating to financial integrity, competition and antitrust, respect and responsibility, e-compliance and intellectual property, were implemented across the organisation globally.

EXTERNAL AUDIT

It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s external auditor that is based on the principle that work that may detract from the external auditor’s independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. Details of the amounts paid to the external auditor for non-audit services performed during the year are set out in the Report of the Directors on page 13. The Company’s external auditor has also confirmed its independence to the Directors in accordance with applicable laws and standards as set out in the Report of the Directors.

RISK MANAGEMENT

Ansell places a high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy.

The Company’s risk management practices include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and

•	a process to identify and measure business risk.

The diagram below sets out division of risk management functions and responsibilities within the Company.

DIVISION OF RISK MANAGEMENT FUNCTIONS

Corporate Governance continued

MANAGEMENT ASSURANCE

In accordance with the Company’s system of internal sign-offs, the Chief Executive Officer and Chief Financial Officer have provided assurances to the Board that, having made appropriate enquiries, they have formed the opinion that:

•	the financial records of the Company and its subsidiaries are maintained in accordance with the Corporations Act;

•	the Financial Report for the year ended 30 June 2006 has been prepared in accordance with the relevant Accounting Standards and gives a true and fair view, in all material respects, of the financial position and performance of the Company and its subsidiaries; and

•	the assurance given above is based on a sound system of risk management and internal compliance and control which, in all material respects, is:

•	consistent with the policies adopted by the Board; and

•	operating effectively and efficiently.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime.

In addition to the Company’s obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The external auditor attends the Annual General Meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

Report of the Directors

This Report by the Directors of Ansell Limited (‘the Company’) is made for the year ended 30 June 2006. The information set out below is to be read in conjunction with the:

•	Remuneration Report appearing on pages 14 to 23; and

•	Notes 22 and 25 to the financial statements.

DIRECTORS AND SECRETARY

The names and details of each person who has been a Director of the Company during or since the end of the financial year are:

•	Peter L Barnes (Chairman)

•	Douglas D Tough (Managing Director and Chief Executive Officer)

•	Glenn L L Barnes

•	Ronald J S Bell

•	L Dale Crandall

•	Herbert J Elliott

•	Marissa T Peterson (appointed 22 August 2006)

•	Michael J McConnell (resigned 17 November 2005)

•	Stanley P Gold (alternate to M J McConnell, resigned 17 November 2005)

•	Edward D Tweddell (until 4 August 2005)

Particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, are set out on page 4.

Details of meetings of the Company’s Directors (including meetings of Committees of Directors) and each Director’s attendance are also set out in the Corporate Governance Statement, on page 8. As described on pages 6 and 7 of this Report, the Board has established an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

The Company Secretary is Robert Bartlett, Dip Com, FCPA, MAICD, who was appointed to that position in 2001. Mr Bartlett joined the Company in 1965 and has an accounting, finance and general management background. He has held senior finance and general management positions in the Corporate Head Office as well as in operating business units of the Company in Australia and overseas.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies (‘the Group’) principally involve the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare global markets.

REVIEW OF OPERATIONS AND RESULTS

Profit Attributable to shareholders for the 2006 financial year was A$116.1 million (US$86.7 million) and compares with the previous year’s result of $54.4 million (US$40.1 million). These results include write-downs of the Company’s 50% investment in South Pacific Tyres of $5.5 million (US$4.1 million) in 2006 and $80.0 million (US$60.9 million) in 2005. The sale of this investment was completed in January 2006.

The full year dividend was 21 cents per share, an increase of 24% on the previous year.

Free cash flow of US$76.7 million was US$17.8 million lower than 2005, due to higher inventories brought about partly by higher latex costs and new product introductions, and higher year end receivables following strong sales in the fourth quarter. However, average working capital days improved further from 85 in 2005 to 80 in 2006.

Capital expenditure of US$12.3 million was US$1.7 million higher than the previous year and represented 65% of depreciation.

Acquisitions of US$18.5 million, share buy-backs of US$76.1 million and dividend payments to Ansell Limited shareholders of US$22.5 million were partially offset by the US$89.5 million proceeds from the sale of the South Pacific Tyres investment.

Net interest paid of US$4.4 million was lower by US$6.5 million as a function of higher cash balances and lower fixed rates on interest bearing debt. Interest cover is robust at 26.9 times having further improved from 17.7 times in 2005.

Gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) continues to be low at 10.8%, and compares with 19.1% at the end of the prior year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The Company sold its investment in the South Pacific Tyres partnership in Australia and joint venture in New Zealand for $122 million in January 2006, acquired a 75% interest in Wuhan Jissbon Sanitary Products Company Ltd, a Chinese condom distributor, in March 2006, and established a new trading entity, Ansell (Shanghai) Commercial and Trading Company Limited to facilitate the sale in China of the Company’s products in the Occupational Healthcare sector.

DIVIDENDS AND SHARE BUY-BACK

An interim cash dividend of 9 cents per share (unfranked) was paid in respect of the half-year ended 31 December 2005. A final dividend of 12 cents per share (unfranked) in respect of the year ended 30 June 2006 is payable on 5 October 2006 to shareholders registered on 14 September 2006. These dividends were paid out of Ansell Limited’s Profit Attributable of $116.1 million.

The Company bought back shares during the year as follows:

•	420,000 shares bought back in July 2005 at a cost of $4,311,738 to offset the dilutive effect of new shares issued upon vesting of performance share rights pursuant to the Company’s Stock Incentive Plan.

•	500,000 shares bought back in August 2005 at a cost of $5,391,668 to offset the dilutive effect of new shares issued upon exercise of options pursuant to the Company’s Stock Incentive Plan.

•	On 16 December 2005, the Company announced its intention to conduct an on-market buy-back of shares with a value up to $100 million over the ensuing 12 months. As at 30 June 2006, the Company had bought back 8,457,084 shares at a cost of $92,953,271. The on-market buy-back program was completed on 11 August 2006, with 9,301,502 shares bought back at a cost of $99,994,235.

•	The Company implemented two minimum holding buy-back offers resulting in 17,869 shares being bought back at a cost of $184,984.

Details of unissued shares under option at the date of this Report and shares issued during or since the end of the financial year as a result of the exercise of options are set out in Note 4 to the financial statements.

As the Company has bought back over 9 million shares over the past 12 months and, on 24 August 2006, announced its intention to buy back up to a further 5.7 million shares as part of its ongoing capital management program, shareholders will be asked at the 2006 Annual General Meeting to refresh the Company’s ability to buy back up to a further 10 per cent of its issued shares during the period from completion of the 5.7 million share buy-back to the date of the 2007 Annual General Meeting.

Report of the Directors continued

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act 2001, were:

	1	2
P L Barnes	14,545
G L L Barnes	8,658
R J S Bell	746
L D Crandall	9,862
H J Elliott	10,730
M T Peterson	Nil
D D Tough	43,318	640,041

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial, Executive Share Options (525,000) and Performance Share Rights (PSRs) (115,041). These were granted upon Mr Tough’s appointment in May 2004. Full details in relation to the Options and PSRs are set out on pages 18 to 20.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

Group entities are subject to environmental regulation in the jurisdictions in which they operate. The Group has risk management programs in place to address the requirements of the various regulations.

From time to time, Group entities receive notices from relevant authorities pursuant to local environmental legislation. On receiving such notices, the Group evaluates potential remediation or other options, associated costs relating to the matters raised and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

The Board has reviewed a comprehensive analysis of the Group’s environmental policies and practices and believes that any outstanding environmental issues are well understood and are being actively managed. At the date of this Report, any costs associated with remediation or changes to comply with regulations in the jurisdictions in which Group entities operate are not considered material.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

The Company has plans in place to penetrate new channels, markets and geographies and to bolster the existing core businesses with a continuous stream of new products and ongoing improvements in the execution of our business model. The Company’s strong balance sheet and cash flow place Ansell in good stead as we pursue our growth strategy and new opportunities. In the opinion of the Directors, it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

INDEMNITY

Upon their appointment to the Board, each Director enters into a Deed of Access, Indemnity and Insurance. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

Since the date of the previous Report of the Directors, Mrs Marissa Peterson, upon her appointment to the Board on 22 August 2006, entered into a Deed on the same terms as those entered into by each Non-executive Director.

No Director or officer of the Company have received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company’s Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors’ and officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or the policy can be disclosed.

AUDITOR INDEPENDENCE

The Directors received the Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001, as follows:

To: The Directors of Ansell Limited,

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit

/s/ Peter Jovic
KPMG	Peter Jovic
Partner
Melbourne
5 September 2006

Report of the Directors continued

NON-AUDIT SERVICES

During the year the Company’s auditor, KPMG was paid the following amounts in relation to non-audit services provided by KPMG:

•	Taxation Services $58,045

•	Assurance Services $89,194

The Directors are satisfied, based on the advice of the Audit Committee, that the provision of the non-audit services detailed above by KPMG during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The reasons for forming this opinion are:

•	The taxation services related predominantly to compliance matters in connection with statutory lodgments.

•	The assurance services related predominantly to the audit of pension plans in the USA and compliance matters in connection with statutory lodgments.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2006) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

/s/ P L Barnes	/s/ D D Tough
P L Barnes	D D Tough
Director	Director
Dated in Melbourne this 5th day of September 2006.

Remuneration Report

The Directors of Ansell Limited present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 30 June 2006. This Report forms part of the Report of the Directors.

TABLE 1 – OVERVIEW OF ELEMENTS OF REMUNERATION

	ELEMENTS OF REMUNERATION	DIRECTORS		KEY MANAGEMENT PERSONNEL	DISCUSSION IN REMUNERATION REPORT (PAGE)
		NON- EXECUTIVE	EXECUTIVE
Fixed remuneration	Fees	✓	X	X	15
	Salary	X	✓	✓	16
	Superannuation	✓	✓	✓	15, 16
	Other benefits	✓	✓	✓	16, 22
At-risk remuneration	Annual cash bonus	X	✓	✓	17
	Long-term incentive	X	✓	✓	18 – 20
Post-employment	Notice periods and termination payments	X	✓	✓	21 – 22

Details of the Company’s remuneration strategy for the 2006 financial year are set out on the following pages of this Report.

In summary:

Non-executive Directors

•	The fees paid are set at levels which reflect the responsibilities of Directors and the time commitments required to properly discharge their duties. The fees paid to Non-executive Directors are not linked to the performance of the Company in order to maintain their independence and impartiality.

•	The Non-executive Directors’ Share Plan is a facility requiring Directors to buy shares on the ASX at market value out of their after-tax fees. It has no incentive component.

•	Non-executive Directors are also required to obtain and maintain a minimum shareholding of Ansell shares equal to at least one year’s fees.

Chief Executive Officer and Senior Executives

•	Remuneration for the executive team is set to attract, retain, motivate and reward appropriately qualified and experienced senior executives.

•	Executive remuneration comprises both fixed and performance-related components, and is tailored to reflect market conditions at each job and seniority level applicable in the countries in which the executives are located.

KEY MANAGEMENT PERSONNEL

For the purposes of this Report and as required by AASB 124, the Board has determined that, in addition to the Non-executive Directors listed on page 11, the key management personnel (being those persons with authority and responsibility for planning, directing and controlling the activities of the Group) of the Group comprise the Chief Executive Officer, three executives employed within the Company’s operating head office, and the heads of the Company’s three regional businesses (Key Management Personnel). Details of the Key Management Personnel are set out on page 16.

Review of Executive Remuneration Strategy

During the 2006 financial year, the Company commissioned a full and independent review of its executive remuneration strategy. Further to this review, a realigned strategy will be implemented, commencing in the 2007 financial year. The revised strategy includes a new long term incentive plan, an outline of which can be found on page 23 of this Report.

This Report is signed in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee at its meeting on 4 September 2006.

/s/ Peter L Barnes
Peter L Barnes

Chairman of Nomination, Remuneration and Evaluation Committee

Remuneration Report continued

SECTION 1

NON-EXECUTIVE DIRECTORS’ REMUNERATION

A. POLICY

In order to maintain impartiality and independence, Non-executive Director remuneration is not linked to performance.

DIRECTORS’ FEES

Non-executive Directors’ fees, including committee fees, are set by the Board within the maximum annual aggregate amount of $750,000, which was approved by shareholders in 1989. The fees paid to Directors are set at levels which reflect both the responsibilities of, and the time commitments required from each Director to discharge their duties. In order to maintain their independence and impartiality, the remuneration of the Non-executive Directors is not linked to the performance of the Company. In setting fee levels, the Nomination, Remuneration and Evaluation Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

•	fees paid by relevant comparable companies;

•	independent advice from remuneration consultants and other external advisers;

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of Director; and

•	the level of remuneration necessary to attract and retain suitable Directors.

Details of the membership of the Nomination, Remuneration and Evaluation Committee and its responsibilities are set out in the Corporate Governance Statement on page 7.

The Board periodically reviews its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance. The Board conducted such a review during the 2006 financial year and concluded that no adjustment to current fee levels was required in respect of the coming financial year.

The current Board fee payable to Non-executive Directors is $82,500 per annum. Committee fees are set at 10% of the Board fee. The Board Chair fee is set at 2.5 times the Board fee, while the fees for the Chair of the Audit and Nomination, Remuneration and Evaluation Committees are set at 2 times and 1.25 times the Committee fee, respectively.

Superannuation contributions are also made on behalf of the Non-executive Directors at a rate of 9%, which satisfies the Company’s statutory superannuation obligations.

In accordance with rule 35 of the Constitution, Non-executive Directors are permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year. Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

Shareholders will be asked at the Company’s 2006 Annual General Meeting to approve an increase to $900,000 in the maximum aggregate fees that may be paid to Non-executive Directors. The Board does not currently intend to increase Non-executive Directors’ annual fees, however, it wishes to have the flexibility to increase the size of the Board and to adjust fees in line with market practice as appropriate in future years.

NON-EXECUTIVE DIRECTORS’ SHARE PLAN

In recognising that ownership of Company shares aligns Directors’ interests with those of shareholders, the Company operates a Non-executive Directors’ Share Plan. Under the terms of the Plan, a copy of which is available on the Company’s website at www.ansell.com, Non-executive Directors are required to reinvest a minimum of 10% of their gross annual fees in acquiring shares in the Company until their shareholding is equal to at least one year’s fees. The Plan rules permit Non-executive Directors to elect to apply up to 100% of their fees towards acquiring shares. These shares, which are purchased quarterly on the ASX at prevailing market prices, are registered in the name of the Director, but are subject to a restriction on dealing until the Director ceases to hold office.

The Non-executive Directors’ Share Plan is not a performance-based share plan, nor is it intended as an incentive component of Non-executive Director remuneration.

TABLE 2 – NUMBER OF SHARES ACQUIRED BY NON-EXECUTIVE DIRECTORS IN THE 2006 FINANCIAL YEAR (UNAUDITED).

P L Barnes	1,906
G L L Barnes	658
R J S Bell	746
L D Crandall	899
H J Elliott	899
M J McConnell	960

Shares were purchased on behalf of each Director in September 2005 (at $11.21 per share), December 2005 (at $11.13 per share), March 2006 (at $11.89 per share) and June 2006 (at $9.41 per share).

RETIREMENT BENEFITS

Consistent with best practice, the Company does not pay Non-executive Director retirement benefits in addition to statutorily prescribed superannuation contributions.

Remuneration Report continued

B. REMUNERATION

Details of Non-executive Directors’ remuneration for the 2006 financial year are set out in the following table.

TABLE 3 – REMUNERATION OF NON-EXECUTIVE DIRECTORS

	SHORT TERM		POST EMPLOYMENT	TOTAL
	FEES $	NON-MONETARY BENEFITS $	SUPERANNUATION CONTRIBUTIONS(1) $	$
P L Barnes	206,879		18,707	225,586
G L L Barnes	77,715		—	77,715
R J S Bell	85,736		2,928	88,664
L D Crandall	98,145		8,833	106,978
H J Elliott	97,538	11,774	8,778	118,090
M J McConnell(2)	32,827		2,954	35,781
E D Tweddell(3)	21,484		1,934	23,418

(1)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.

(2)	Ceased as a Director on 17 November 2005.

(3)	Ceased as a Director on 4 August 2005.

The total remuneration for all Directors for the 2006 and 2005 financial years is detailed in Note 25 to the financial statements.

SECTION 2

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The names of the Key Management Personnel are listed below. This group of executives also incorporates the five highest remunerated executives of the Group:

•	Douglas D Tough - Managing Director & Chief Executive Officer (CEO)

•	Phil W Corke - Senior Vice President, Human Resources and Communications

•	Werner Heintz - Senior Vice President & Regional Director, Europe, Middle East and Africa

•	Rustom F Jilla - Senior Vice President & Chief Financial Officer (CFO)

•	Neil R O’Donnell - Senior Vice President & Regional Director, Asia Pacific

•	William Reed - Senior Vice President & Regional Director, Americas

•	William G Reilly - Senior Vice President & General Counsel

Each of the executives mentioned above, except for Mr O’Donnell and Mr Heintz, are located at the Company’s operational headquarters in Red Bank, New Jersey, USA. Mr O’Donnell is located at the Company’s Asia Pacific regional office in Melbourne, Australia, and Mr Heintz is located at the Company’s European regional office in Brussels, Belgium. Their remuneration is determined by reference to the local employment market and conditions, and they are paid in local currency.

A. POLICY

To link management rewards to the creation of value for shareholders.

The remuneration policy applicable to senior executives and the Company Secretary during the 2006 financial year had the objectives of:

(a)	aligning management rewards with the creation of value for shareholders thereby establishing a common interest between executives and shareholders;

(b)	supporting the short- and long-term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(c)	achieving a balance between fixed and performance-related components of remuneration that reflects market conditions at each job and seniority level.

The current approach to executive remuneration was introduced in 2002. At that time, the Board of the restructured Ansell Limited announced specific objectives for the following three years. Having undertaken to deliver strong and consistent growth in earnings before interest, tax and amortisation of the Ansell Healthcare business (Segment EBITA), the Board implemented executive remuneration strategies that were designed to motivate executives to ensure the Company’s success in achieving the annual EBITA targets that had been set.

A discussion of the correlation between the Company’s performance and executive remuneration over the 2003 to 2006 financial years appears on page 21.

B. COMPONENTS OF REMUNERATION

I. FIXED REMUNERATION

The remuneration packages of senior executives (including the CEO) comprise both a fixed component and a performance-related component. In general, between 50% and 70% of the total remuneration packages for the CEO and senior management is performance related.

The fixed component, which is expressed in local currency, is set at the mid point of the market rate for a comparable role by reference to appropriate benchmark information and having regard to an individual’s responsibilities, performance, qualifications, experience and location. Executive management salaries are also benchmarked against global salary and grade data supplied by Watson Wyatt, and internal equity is monitored using a global broad band grading system.

Fixed remuneration includes contributions to superannuation and pension plans in accordance with relevant legislation or as contractually required.

Remuneration Report continued

II. AT-RISK REMUNERATION

Annual cash incentive

The annual short-term incentive program (STI) is a cash-based plan that involves linking specific targets with the opportunity to earn incentives based on a percentage of fixed salary. In relation to members of the senior executive team, this generally comprises an amount equal to between 30% and 45% (75% for the CEO) of their fixed annual remuneration for target performance and up to an amount equal to between 60% and 90% (150% for the CEO) of their fixed annual remuneration for performance that is well in excess of target performance.

Performance measures for 2006 were based on annual growth in sales revenue (Sales) and Segment EBITA, or for some executives with more direct responsibility for overall corporate performance, Profit Attributable, weighted equally. The Board considered these performance measures to be appropriate and aligned to the Company’s objectives of delivering profitable growth and improving shareholder return, particularly given the commitments made to shareholders in 2002 in respect of Segment EBITA growth objectives. In addition, executives have a clear line of sight to the targets and are able to affect results through their actions.

The hurdles for the STI in the 2006 financial year were set so that achievement of the internal business plan Sales and Segment EBITA (or Profit Attributable) objectives would result in 100% of the award being earned. Additional incentive payments were available for performance exceeding target objectives. Incentives would start to be earned at 50% of the target level once performance measures exceeded a Sales threshold that was set at the median between the 2005 actual results and the 2006 target.

Performance against these objectives was determined, and incentives paid, following the completion of the audit of the 2006 financial accounts. The performance measures attaching to the STI were satisfied well beyond the target level in the case of Sales growth, were slightly above target in the case of Profit Attributable, and fell short of target in the case of Segment EBITA. Specific information relating to the STI payable for target performance and the percentage of the target awards achieved in respect of the CEO and Key Management Personnel are set out in the table below:

TABLE 4 – CASH INCENTIVE PAYMENTS MADE TO THE CEO AND KEY MANAGEMENT PERSONNEL PURSUANT TO THE COMPANY’S STI PLAN (AUDITED)

	PERCENTAGE OF TARGET AWARD ACHIEVED(1)	PERCENTAGE OF TARGET AWARD NOT ACHIEVED(2)	VALUE OF AWARD AT TARGET LEVEL
D D Tough	143.3%	Nil	US$	555,000
P W Corke	143.3%	Nil	US$	112,500
R F Jilla	143.3%	Nil	US$	165,600
W Reed	45.6%	54.4%	US$	123,750
W G Reilly	143.3%	Nil	US$	119,250
N R O’Donnell	143.4%	Nil		$63,600
W Heintz	97.6%	2.4%		€140,850

(1)	The actual amounts paid in relation to performance during the year are set out in table 7 on page 22.

(2)	Target award is the level at which achievement of the performance measures would result in 100% of the incentive being earned. Achievement of above-target performance measures resulted in above-target payments.

Remuneration Report continued

Long-term incentive

The Company’s long-term incentive (LTI) arrangements are designed to link executive reward with creation of shareholder value through the grant of equity securities subject to performance conditions which underpin sustainable growth in shareholder value.

Participation in the Company’s LTI arrangements is only offered to executives who are able or have the potential to influence shareholder value. Key Management Personnel are offered a grant under the Plan which is designed to be the equivalent of approximately 30% of their total remuneration (on an annualised basis). Other executives are offered grants representing a lower proportion of their total remuneration.

The Stock Incentive Plan (Plan) that operated until the end of the 2006 financial year provided for senior executives to be granted:

•	performance share rights (PSRs); and

•	in the case of the CEO and CFO, options.

Executives who participate in the Plan were granted PSRs that vest in three annual tranches, subject to the satisfaction of performance conditions applicable to each tranche as set by the Board. PSRs vest immediately upon satisfaction of the performance conditions for the relevant performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The CEO and CFO were granted options under the Plan upon joining the Company. The options were granted at no cost and vest upon satisfaction of the relevant performance conditions. The relevant exercise price, which is based on the average of the Company’s closing share price on the five days preceding the date of grant, is $7.40 for the options granted to the CEO and $6.97 for the options granted to the CFO. Vested options may not be exercised until 12 months after the date of vesting.

Any options that do not vest in a financial year will lapse. PSRs that do not vest in a financial year will be added to the PSRs otherwise available in the next vesting year and tested against the performance condition applicable to that subsequent year. Any PSRs that have not vested within three years of being granted may not be carried forward, and will lapse.

Participants are entitled to vote their shares and to receive any dividend, bonus issue, return of capital or other distribution made in respect of the shares they are allocated upon vesting of PSRs and exercise of options.

In general, executives are permitted to sell shares on vesting of PSRs to the extent necessary to meet any taxation liabilities arising from the grant or vesting, plus 50% of the balance. The remainder of the shares from that vested tranche may not be sold within 12 months of their allotment.

Performance measures applicable to the 2006 financial year

For each tranche of PSRs and options that were to be tested against performance targets for the 2006 financial year, the performance measures comprised Sales growth and earnings per share (EPS) targets (excluding the effect, if any, of the sale of the Company’s investment in South Pacific Tyres), weighted equally.

Vesting in respect of the Sales growth component would occur to the extent of 50% once Sales had reached a threshold of US$828.1 million, increasing to 100% vesting on achievement of a target of US$844.1 million. Vesting of the EPS component would occur to the extent of 50% once a threshold of US$0.532 per share had been achieved, increasing to 100% vesting on achievement of the target of US$0.568.

The Board selected these performance measures on the basis that Sales growth is essential for the generation of improved earnings, and EPS growth, in addition to being a relevant indicator of increases in shareholder value, is one that provides suitable line of sight to encourage executive performance.

Both the Sales and EPS targets for the 2006 financial year were exceeded, resulting in 100% of the relevant long-term incentives vesting.

Options/PSRs granted and on issue

As part of its remuneration strategy the Company granted PSRs during the year to the executives as set out below. No grants of options were made.

Remuneration Report continued

TABLE 5 – EQUITY GRANTS MADE TO THE CEO AND KEY MANAGEMENT PERSONNEL

	NUMBER OF PSRs GRANTED DURING THE YEAR(1)(2)	FUTURE FINANCIAL YEARS IN WHICH GRANT MAY VEST(3)	MAXIMUM VALUE OF GRANT(4) ($ PER TRANCHE)
D D Tough	Nil
P W Corke	25,000	2007 2008 2009	US$ US$ US$	61,476 60,288 59,107
R F Jilla	55,000	2007 2008 2009	US$ US$ US$	135,250 132,636 130,029
W Reed	25,000	2007 2008 2009	US$ US$ US$	61,476 60,288 59,107
W G Reilly	25,000	2007 2008 2009	US$ US$ US$	61,476 60,288 59,107
N R O’Donnell	15,000	2007 2008 2009	$ $ $	49,150 48,200 47,250
W Heintz	25,000	2007 2008 2009	€ € €	48,173 47,242 46,317

(1)	Equity grants comprise awards of Performance Share Rights (PSRs) made on 16 August 2005 in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee.

(2)	As all PSRs are subject to performance conditions to be tested in future financial periods, no part of the grants awarded during the 2006 financial year vested during that year.

(3)	The grants made to the executives during the year constituted 100% of the grants available for the year. As the PSRs only vest on satisfaction of the performance conditions, none of the PSRs detailed above were forfeited during the year.

(4)	The values per PSR were calculated as $9.83, $9.64 and $9.45 for the tranches that may vest in 2007, 2008 and 2009, respectively. The values were calculated using a binomial valuation model. The assumptions used in the calculation of these values are set out in Note 22. The minimum total value of the grant, if the applicable performance conditions are not met, is nil in all cases.

(5)	D D Tough received a grant of options and PSRs upon joining the Company in May 2004. In accordance with his employment agreement he was not eligible to receive a further grant before May 2006. No further grants have been made to Mr Tough as at the date of this Report.

Remuneration Report continued

The following table sets out, in respect of the CEO and Key Management Personnel, details of the movement in options and PSRs.

TABLE 6 – MOVEMENT IN OPTIONS AND PSRs ON ISSUE

	HELD AT 1 JULY 2005	GRANTED DURING THE YEAR(1)	OPTIONS EXERCISED/PSRs VESTED DURING THE YEAR(2)	LAPSED/ FORFEITED(3)	HELD AT 30 JUNE 2006	VESTED AT THE DATE OF THIS REPORT		TOTAL VESTED
						OPTIONS VESTED AND EXERCISABLE/ PSRs VESTED(4)	NOT YET EXERCISABLE(5)
OPTIONS
D D Tough	525,000			52,642	472,358	122,358	129,833	252,191
R F Jilla	300,000		60,000		240,000	240,000		300,000
PSRs
D D Tough	150,000		34,959		115,041	40,491
P W Corke	38,334	25,000	20,000		43,334	20,000
R F Jilla	83,334	55,000	33,333		105,001	51,667
W Reed	51,667	25,000	26,666		50,001	25,000
W G Reilly	38,334	25,000	20,000		43,334	20,000
N R O’Donnell	30,334	15,000	15,667		29,667	15,667
W Heintz	53,334	25,000	26,667		51,667	26,666
TOTAL – CEO AND KEY MANAGEMENT PERSONNEL
Options	825,000	Nil	60,000	52,642	712,358	362,358	129,833	552,191
PSRs	445,337	170,000	177,292		438,045	199,491
AGGREGATE VALUE OF MOVEMENT IN OPTIONS/PSRs(6)
Options		Nil	$267,000	$123,709
PSRs		$1,638,800	$1,772,920	Nil

(1)	The maximum total value of the PSRs granted during the year is set out in Table 5 above.

(2)	The value of each PSR on the date of vesting was $10.00 being the closing market price of Ansell Limited shares on ASX on the preceding trading day.

(3)	The value of an option on the day it lapses represents the benefit foregone calculated using binomial valuation techniques.

(4)	PSRs that have vested since balance date result in the allocation of one fully paid ordinary share to the holder for each PSR that has vested. The date of testing of the performance condition and vesting of the PSRs was 22 August 2006.

(5)	Options vest upon satisfaction of the applicable performance condition, but cannot be exercised until 12 months after vesting.

(6)	The value of options exercised during the year is calculated as the closing market price of Ansell Limited shares on ASX on the preceding trading day after deducting the exercise price.

Remuneration Report continued

C. REMUNERATION AND COMPANY PERFORMANCE

The table below summarises key indicators of the performance of the Company and the effect on shareholder value since Ansell evolved from the former Pacific Dunlop structure during the 2002 financial year.

	2003	2004	2005(1)	2006(1)
ANSELL HEALTHCARE
Segment EBITA (US$m)	93.6	104.1	115.7	107.6
Segment EBITA (A$m)	159.6	146.3	153.7	144.2

ANSELL GROUP
Profit Attributable (A$m)(1)	49.9	70.7	54.4	116.1
Share Price at 30 June	$5.85	$7.74	$10.04	$9.67
Full-year dividend A$ (cents)	11.0	13.0	17.0	21.0
EPS – A$ cents(1)	26.7	39.1	32.5	73.4
Share buy-backs (A$m)	8.2	65.4	156.1	103.1

(1)	2005 and 2006 are reported on an AIFRS basis and may not be directly comparable to 2003 and 2004.

Over that period:

•	Compound growth of 20.2% in total shareholder return (movement in share price plus dividends received) has been achieved.

•	The Company has also returned $332.8 million to shareholders by way of share buy-backs.

•	Total remuneration applicable to the seven Key Management Personnel positions referred to in this Report has increased by a compound 14.7%, of which:

•	Base salaries in the relevant local currencies have increased by a compound 5.1%; and

•	The ‘at risk’ flexible component, which provides incentive for, and rewards management performance, has, in the relevant local currencies, increased by a compound 22.8%.

D. SERVICE AGREEMENTS

The remuneration and other terms of employment for the CEO and Key Management Personnel are covered in formal agreements or letters of offer. Each of these agreements makes provision for base salary, performance-related cash incentives (as disclosed above), other benefits, and participation, where eligible, in the Company’s LTI arrangements (as described above).

The base salary and incentive components of remuneration for the CEO and Key Management Personnel are reviewed and determined annually by the Nomination, Remuneration and Evaluation Committee.

The employment agreements entered into with the CEO and Key Management Personnel do not specify a fixed term of employment. Details of the applicable notice periods and payments on termination as provided under the agreements are summarised below.

CHIEF EXECUTIVE OFFICER

The CEO, D Tough, is employed under the terms of an Employment Agreement that provides for termination payments to be made in certain circumstances. In particular, the Company may terminate his employment within the first three years of service upon giving 18 months’ notice or payment in lieu, and at any time thereafter upon giving 12 months’ notice or payment in lieu. As at the date of this Report, Mr Tough has been employed by the Company for two years and three months. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated his employment and would be liable to make a termination payment equivalent to 18 months’ base salary and the average of his short term incentive earned prior to the termination of his employment.

In general, the CEO must give the Company at least six months’ notice of resignation.

Upon termination of employment for any reason, the CEO is prohibited from engaging in any activity that would compete with the Company for a period of 18 months if he terminates his employment within the first three years, and 12 months thereafter, in order to protect the Company’s business interests.

Remuneration Report continued

KEY MANAGEMENT PERSONNEL

Each of P Corke, R Jilla, W Reed, and W Reilly, all of whom are USA-based, are assumed to be employed ‘at will’. These executives are, in general, eligible for payments upon termination (other than for gross misconduct) equal to 12 months’ base salary plus certain other benefits. These executives would typically be expected to give the Company four weeks’ notice of resignation. In certain circumstances, such as a diminution of responsibility, the Company may be deemed to have terminated Mr Jilla’s appointment and would be liable to make a termination payment equivalent to 12 months’ base salary and his target annual incentive for the relevant year.

W Heintz is a Europe-based executive and in the event of his termination without cause, he would receive severance calculated by taking into account a range of factors, such as: notice period in months, seniority in fractions of years, age in years and fractions of years, total annual remuneration, total bonus received in the year prior to termination, and the value of non-monetary benefits.

N O’Donnell is an Australian-based executive whose employment is governed by the terms of an employment agreement and the policies of the Company in Australia. The Company is required to give Mr O’Donnell at least one month’s notice for termination without cause, in which case he would receive a payment equivalent to 12 months’ total remuneration package at the date of termination, plus all outstanding statutory entitlements.

E. REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to the CEO and Key Management Personnel incorporating those who received the highest remuneration during the 2006 financial year, are set out in the following table.

TABLE 7 - REMUNERATION OF THE CEO AND KEY MANAGEMENT PERSONNEL

	SHORT TERM						POST EMPLOYMENT		EQUITY		OTHER BENEFITS
	FIXED SALARY $		ANNUAL CASH INCENTIVE(1) $		NON-SALARY BENEFITS(2) $		SUPERANNUATION CONTRIBUTIONS(3) $		OPTIONS/ RIGHTS(4) $		TERMINATION PAYMENTS(4) $	TOTAL $
D D Tough(5)	US$	738,615	US$	795,492	US$	142,547	US$	171,911	US$	478,672		US$	2,327,237
P W Corke(5)	US$	249,846	US$	161,248	US$	44,223	US$	53,932	US$	149,670		US$	658,919
R F Jilla(5)	US$	367,723	US$	237,358	US$	37,754	US$	80,780	US$	346,918		US$	1,070,533
W Reed(5)	US$	274,808	US$	56,343	US$	104,385	US$	69,132	US$	162,326		US$	666,994
W G Reilly(5)	US$	264,692	US$	170,923	US$	28,113	US$	56,779	US$	149,670		US$	670,177
N R O’Donnell(6)		$212,000		$91,201		$33,967		$42,400		$126,855			$506,423
W Heintz(7)		€313,000		€137,409		€35,928		€88,637		€129,124			€704,098
TOTAL REMUNERATION – KEY MANAGEMENT	US$	1,895,684	US$	1,421,364	US$	357,022	US$	432,534	US$	1,287,256		US$	5,393,860
PERSONNEL(8)		$212,000		$91,201		$33,967		$42,400		$126,855			$506,423
		€313,000		€137,409		€35,928		€88,637		€129,124			€704,098

(1)	The maximum value of grants made under the STI during the year is the value set out in this table. The minimum value of the STI, if performance targets had not been satisfied, would have been nil.

(2)	Includes the cost to the Company of cash benefits such as motor vehicle and travel allowances, telephone expenses, cost of living and relocation allowances and executive insurance.

(3)	Includes contributions to USA benefit or non-qualified pension plans, European pension plan, or notional contributions to an Australian superannuation fund, as applicable.

(4)	Includes a proportion of the fair value of options or PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. Further details of options and PSRs provided to the CEO and Key Management Personnel as remuneration, including the basis of valuation, is included in Notes 22 and 25. The percentage of total remuneration for the 2006 financial year that consisted of Options/PSRs was in the range of 18% to 33% for the CEO and Key Management Personnel.

(5)	USA-based officers paid in US$. The average exchange rate for the 2006 financial year is US$0.7505 = A$1.00.

(6)	Australian-based officer paid in A$.

(7)	Europe-based officer, paid in €. The average exchange rate for the 2006 financial year is €0.5881 = A$1.00.

(8)	The total remuneration for all Key Management Personnel (including the CEO) is detailed in Note 25.

Remuneration Report continued

SECTION 3

REALIGNMENT OF EXECUTIVE REMUNERATION STRATEGY FOR THE 2007 FINANCIAL YEAR AND BEYOND.

A recent review of the Company’s executive remuneration strategy highlighted areas where existing arrangements are not consistent with either Ansell’s strategic direction or current best practice. A new strategy has been developed with the objectives of:

•	delivering an appropriate and commercially effective approach to the remuneration, motivation and retention of the Company’s executive team; and

•	delivering a market-informed approach to executive remuneration, incorporating sufficient flexibility to reflect local market conditions where appropriate.

The realigned executive remuneration strategy is based on a number of key elements.

Positioning of remuneration

Fixed remuneration will be positioned at the median of the local geographic market. Total remuneration comprising the fixed component and short- and long-term incentives will be set at the 62.5th percentile of the local geographic market for target performance, with flexibility to increase to the 75th percentile for exceptional performance.

Pay for performance

A significant proportion of total on-target remuneration continues to be ‘at risk’, and a ‘pay for performance’ approach will be incorporated such that:

•	fixed remuneration will reflect the market rate for job skills, requirements and the level of individual performance achieved;

•	short-term incentive payments will achieve a balance between performance at individual, business unit and corporate levels; and

•	long-term incentive awards will be subject to challenging and transparent corporate performance targets.

Performance measures

The performance measures attached to variable remuneration components will reflect Ansell’s commercial environment and ensure that performance in relation to a particular objective is only rewarded by one incentive structure.

The short-term incentive performance measures for the 2007 financial year will, in general, be based on a mix of improvement in Sales, Segment EBITA, manufacturing profitability and Profit Attributable. In addition, the performance of each senior executive will be assessed against key strategic objectives specific to their role and responsibilities, as determined by and agreed with the CEO.

Long-term incentives will be provided by way of grants of options and performance rights to the senior executive team, and performance rights only to other executives. The performance measures applicable to the options will be based on total shareholder return (TSR) relative to an appropriate peer group, with the performance rights component being measured on an EPS compound growth basis.

Other features

The long-term incentive structure will incorporate features reflecting current corporate governance guidelines, including three year vesting, no retesting of performance, and a prohibition on hedging unvested options and performance rights.

An outline of the revised executive remuneration arrangements is included in the Explanatory Notes to the section of the Notice of Meeting relating to the equity component of the CEO’s remuneration.

Discussion and Analysis of the Financial Statements

Although the Company reports in Australian dollars, the United States (US) dollar is the currency in which the global business is managed. The following discussion and analysis is provided to assist members in understanding the Financial Report and includes references to Australian dollars ($) and US dollars (US$). Presentation of the Company’s results in US dollars can be found in the Supplementary Unaudited US Dollar Financial Information set out on pages 79 to 83.

FINANCIAL PERFORMANCE – INCOME STATEMENT

Sales revenue in 2005/2006 from the Healthcare businesses (Occupational, Professional and Consumer) was $1,138.2 million (US$849.1 million) compared with $1,081.1 million (US$812.1 million) in 2004/2005. In US dollar terms Occupational sales increased by 3.6%, Professional sales increased by 4.6% while Consumer sales increased by 7.5%. Healthcare Segment EBIT decreased by 7.0% from US$115.7 million ($153.7 million) to US$107.6 million ($144.2 million).

The Occupational business accounted for 50% of Ansell’s 2005/2006 sales and 56% of Healthcare segment EBIT. The HyFlex® ranges continues to expand, with volume growth of 17%. The new AlphaTEC™ grip technology glove had an excellent first six months, with strong demand from the petrochemical industry. Maintaining EBIT at the 2004/2005 levels was a good result given the increased cost of synthetic materials and natural rubber latex and changes in product mix.

The Professional business accounted for 34% of Ansell’s 2005/2006 sales and 27% of Healthcare segment EBIT. Sales increased 4.6% for the year with the Americas and Europe, Middle East and Africa regions driving growth. However gross margins were significantly impacted by latex price increases resulting in an 11.3% reduction in EBIT. Ansell’s synthetic surgical range was expanded during the year with the introduction of a new Derma Prene® PI glove made from polyisoprene. Synthetic surgical sales grew 10% globally over 2004/2005. Examination glove sales were strong up 14% over the previous year, however cost pressures resulted in a drop in margins.

The Consumer business accounted for 16% of Ansell’s 2005/2006 sales and 17% of Healthcare segment EBIT. Although sales in US$ terms increased by 7.5% over the previous year, margins were reduced largely due to US retail market promotions and higher latex costs. EBIT, down 18.6% from the previous year, was also impacted by the Surat Thani plant detention. The expansion into China through the acquisition of 75% of Jissbon had a positive impact on EBIT and the business is performing in line with expectations. Strong growth occurred in the condom tender business with sales up 18% over 2004/2005.

During the year the sale of Ansell’s 50% interest in South Pacific Tyres (SPT) was completed with the proceeds totalling $122.3 million. This resulted in a loss of $5.5 million (US$4.1 million).

A reduction in net interest expense resulted in interest cover increasing further to 26.9 times from 17.7 times last year.

Income tax expense was $7.9 million (US$5.8 million) compared to $0.2 million (US$0.2 million) the previous year (which was impacted by an adjustment of $21.5 million (US$16.2 million) as a result of the transition to AIFRS).

The net profit attributable to shareholders for the year was $116.1 million (US$86.7 million) compared to $54.4 million (US$40.1 million) in 2004/2005 which included a write-down of the investment in SPT of $80 million (US$60.9 million).

Earnings per share was 73.4 cents (US 54.8 cents) up on the previous year’s 32.5 cents (US 24.0 cents).

FINANCIAL POSITION – BALANCE SHEET

Total assets increased slightly from $1,241.3 million (US$946.7) to $1,308.0 million (US$967.3) with available cash reserves increasing from $218.9 million (US$167.0 million) to $311.4 million (US$230.2 million) as a result of the sale of SPT, strong cash generation from trading activities offset by the share buy-backs during the year totalling $103.1 million (US$76.1 million). Total liabilities increased from $617.9 million (US$471.4 million) to $654.3 million (US$483.9 million).

Gearing (net debt to net debt plus equity) continued to be low at 10.8% compared with 19.1% last year. Net debt to equity fell from 23.4% last year to 12.1% while net liabilities to equity reduced from 63.9% to 52.4%.

Restricted deposits of $6.6 million (US$4.9 million) have been set aside to cover the provisions established to address any remaining liability to members of the consolidated entity to claims arising with respect to the Accufix Pacing Leads. Restricted deposits at 30 June 2005 totalled $8.4 million (US$6.4 million).

CASH FLOW STATEMENT

Net cash provided by operating activities was $131.7 million (US$98.3 million) compared to $152.8 million (US$114.6 million) in 2004/2005. Capital expenditure of $16.5 million (US$12.3 million) was slightly up on the previous year’s $14.1 million (US$10.6 million). The Company returned $133.3 million (US$98.6 million) to shareholders via the share buy-back $103.1 million (US$76.1) and dividends $30.2 million (US$22.5 million).

Discussion and Analysis of the Financial Statements continued

FINANCING COSTS

Net financing costs for the year were $5.9 million (US$4.4 million) compared with $9.6 million (US$7.3 million) in the previous year. The reduced cost resulted from the continued reduction in net debt. The average cost of debt at 30 June 2006 was 5.03% compared to 4.94% the previous year.

A US$250 million revolving credit bank facility was established in April 2004 of which US$200 million had a five-year term and US$50 million had a 364-day term. In April 2005, US$150 million of the US$200 million was extended to April 2010 and US$50 million to April 2012.

The US$50 million 364-day facility was initially extended to April 2006 and has subsequently been extended to April 2007. This facility can be accessed by the parent company and certain US subsidiaries. US$195 million of the term facilities had been drawn down at 30 June 2006 (June 2005 US$175 million).

This facility when combined with the consolidated entity’s cash on deposit ensures continuing strong financial flexibility and liquidity. At year end the borrowing portfolio’s average maturity was 866 days (previous year 1,174 days) with approximately 82% at fixed interest rates and the remaining 18% at floating rates.

RATINGS

Ansell’s ratings are as follows:

	LONG TERM	OUTLOOK	SHORT TERM
Moody’s	Baa3	Stable	P3
Standard & Poor’s	BB+	Stable	—

Moody’s upgraded their rating of the Company on 4 September 2006.

WORKING CAPITAL

Ansell Healthcare’s days working capital in 2005/2006 was 79.5 days compared to 84.6 days in 2004/2005.

This is comprised of the following:

	2006	2005
Inventory days held	63.0	65.5
Days sales outstanding	57.9	57.2
Days payable outstanding	41.4	38.1

DEPRECIATION (Including Amortisation of Leasehold Land and Buildings)

	2006 $M	2005 $M	2006 US$M	2005 US$M
Consolidated	25	25	19	19

FACTORIES BY REGION – ANSELL HEALTHCARE
	2006	2005
Asia Pacific	9	9
Americas	5	5
Europe, Middle East and Africa	1	1

TOTAL	15	15

Income Statements

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

			Consolidated		The Company
	Note		2006 $m	2005 $m	2006 $m	2005 $m
Revenue
Total revenue	2		1,152.3	1,093.4	186.9	240.0
Expenses
Cost of goods sold			716.2	650.1	76.0	74.8
Selling, distribution and administration			284.0	285.0	20.1	29.2
Other	3	(b)	5.5	80.0	30.8	58.7

Total expenses, excluding financing costs			1,005.7	1,015.1	126.9	162.7
Financing costs	3	(a)	20.0	21.9	5.6	13.0

Profit before income tax			126.6	56.4	54.4	64.3
Income tax	6		7.9	0.2	0.2	—

Net profit			118.7	56.2	54.2	64.3
Minority interests in net profit			2.6	1.8	—	—

Net profit attributable to Ansell Limited shareholders			116.1	54.4	54.2	64.3

Earnings per share is based on net profit attributable to Ansell Limited shareholders

			cents	cents
Basic earnings per share	31		73.4	32.5
Diluted earnings per share	31		72.7	32.1

The above income statements should be read in conjunction with the accompanying notes.

Statements of Recognised Income and Expense

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	Consolidated		The Company
	2006 $m	2005 $m	2006 $m	2005 $m
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)	2.0	0.5
Net exchange difference on translation of financial statements of foreign operations	26.0	(44.5)	—	—
Transfer to profit for period on expiration of previously effective hedges	(2.7)	—	(2.7)	—
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—	(0.6)	—

Net income/(loss) recognised directly in equity	30.4	(52.2)	(1.3)	0.5
Profit for the period	118.7	56.2	54.2	64.3

Total recognised income and expense for the period	149.1	4.0	52.9	64.8

Attributable to:
Members of Ansell Limited	146.5	2.2	52.9	64.8
Minority interests	2.6	1.8	—	—

Total recognised income and expense for the period	149.1	4.0	52.9	64.8

Balance Sheets

of Ansell Limited and Subsidiaries as at 30 June 2006

		Consolidated		The Company
	Note	2006 $m	2005 $m	2006 $m	2005 $m
Current Assets
Cash on hand	8	0.3	0.2	—	—
Cash at bank and on deposit	8	311.1	218.7	1.2	0.5
Cash assets - restricted deposits	8	6.6	8.4	—	—
Trade and other receivables	9	221.5	214.1	151.9	325.0
Inventories	10	186.0	157.3	13.1	12.7
Other	11	12.6	13.2	1.1	1.3

Total Current Assets		738.1	611.9	167.3	339.5

Non-Current Assets
Trade and other receivables	9	19.8	68.3	1.2	1.4
Other financial assets	12	—	59.0	1,463.3	1,484.3
Property, plant and equipment	13	195.6	195.4	0.3	0.2
Intangible assets	14	299.8	268.8	113.3	21.5
Deferred tax assets	15	54.7	37.9	—	—

Total Non-Current Assets		569.9	629.4	1,578.1	1,507.4

Total Assets		1,308.0	1,241.3	1,745.4	1,846.9

Current Liabilities
Trade and other payables	16	142.1	129.1	621.1	628.9
Interest bearing liabilities	17	114.3	34.3	90.5	26.2
Provisions	18	50.6	48.7	4.4	3.7
Current tax liabilities		10.9	10.3	—	—

Total Current Liabilities		317.9	222.4	716.0	658.8

Non-Current Liabilities
Trade and other payables	16	0.7	0.8	—	—
Interest bearing liabilities	17	275.9	331.0	12.2	101.5
Provisions	18	20.8	20.2	0.2	0.3
Retirement benefit obligations	19	13.5	25.2	(0.7)	0.4
Deferred tax liabilities	20	25.5	18.3	—	—

Total Non-Current Liabilities		336.4	395.5	11.7	102.2

Total Liabilities		654.3	617.9	727.7	761.0

Net Assets		653.7	623.4	1,017.7	1,085.9

Equity
Issued capital	4	1,136.8	1,232.8	1,136.8	1,232.8
Reserves	5	(5.2)	(34.7)	7.3	5.7
Accumulated losses	5	(491.9)	(583.8)	(126.4)	(152.6)

Total equity attributable to Ansell Limited shareholders		639.7	614.3	1,017.7	1,085.9
Minority interests		14.0	9.1	—	—

Total Equity		653.7	623.4	1,017.7	1,085.9

The above balance sheets should be read in conjunction with the accompanying notes.

Cash Flow Statements

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

			Consolidated		The Company
	Note		2006 $m	2005 $m	2006 $m	2005 $m
Cash Flows Related to Operating Activities
Receipts from customers			1,138.1	1,128.6	80.7	118.3
Payments to suppliers and employees			(990.0)	(959.7)	(57.3)	(110.3)

Net receipts from customers			148.1	168.9	23.4	8.0
Income taxes paid			(16.4)	(16.1)	(0.2)	—
Dividends received			—	—	42.6	44.9

Net Cash Provided by Operating Activities	27	(a)	131.7	152.8	65.8	52.9

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired	28		(24.0)	—	—	—
Payments for property, plant and equipment			(16.5)	(14.1)	(0.2)	—
Payments for brand names			—	—	(91.8)	(21.5)
Proceeds from sale of property, plant and equipment			0.9	—	—	—
Loans repaid			66.8	—	—	—
Net loans to subsidiaries	27	(c)	—	—	110.0	238.5
Proceeds from sale of other investments			53.0	1.4	—	—
Proceeds from sale of subsidiary			—	—	46.0	—

Net Cash Provided by/(Used in) Investing Activities			80.2	(12.7)	64.0	217.0

Cash Flows Related to Financing Activities
Proceeds from borrowings			28.4	145.1	—	—
Repayments of borrowings			(34.3)	(171.5)	(27.1)	(168.1)

Net repayments of borrowings			(5.9)	(26.4)	(27.1)	(168.1)
Proceeds from issues of shares			4.1	5.0	4.1	5.0
Payments for share buy-back			(103.1)	(156.1)	(103.1)	(156.1)
Dividends paid			(31.4)	(24.7)	(30.2)	(23.6)
Interest received			14.0	8.5	32.7	85.6
Interest and financing costs paid			(19.8)	(23.3)	(5.5)	(13.0)

Net Cash Used in Financing Activities			(142.1)	(217.0)	(129.1)	(270.2)

Net increase/(decrease) in cash and cash equivalents			69.8	(76.9)	0.7	(0.3)
Cash and cash equivalents at the beginning of the financial year			225.9	314.8	0.5	0.8
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the financial year			7.3	(12.0)	—	—

Cash and Cash Equivalents at the End of the Financial Year	27	(b)	303.0	225.9	1.2	0.5

The above cash flow statements should be read in conjunction with the accompanying notes.

Industry and Regional Segments

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	Operating Revenue		Operating Result
	2006 $m	2005 $m	2006 $m	2005 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	569.2	545.7	81.3	81.3
Professional Healthcare	387.4	367.7	38.9	43.3
Consumer Healthcare	181.6	167.7	24.0	29.1

Total Ansell Healthcare	1,138.2	1,081.1	144.2	153.7
Corporate revenue/costs	14.1	12.3	(6.2)	(7.7)

Operating EBIT			138.0	146.0
Impairment loss on investment in South Pacific Tyres and sale costs			(5.5)	(80.0)

Earnings before Net Interest and Tax (EBIT)			132.5	66.0
Financing costs net of interest revenue			(5.9)	(9.6)

Operating Profit before Tax			126.6	56.4
Tax			(7.9)	(0.2)
Minority interests			(2.6)	(1.8)

Total Consolidated	1,152.3	1,093.4	116.1	54.4

REGION
Asia Pacific	178.5	162.7	36.6	38.9
Americas	539.0	517.7	62.2	68.2
Europe, Middle East and Africa	420.7	400.7	45.4	46.6

Total Ansell Healthcare	1,138.2	1,081.1	144.2	153.7

	Assets Employed		Liabilities
	2006 $m	2005 $m	2006 $m	2005 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	441.6	410.2	101.4	83.5
Professional Healthcare	346.1	325.1	66.2	62.6
Consumer Healthcare	144.3	101.6	24.4	21.1

Total Ansell Healthcare	932.0	836.9	192.0	167.2
Corporate assets/liabilities	58.0	177.1	462.3	450.7
Cash	318.0	227.3	—	—

Total Consolidated	1,308.0	1,241.3	654.3	617.9

REGION
Asia Pacific	251.1	230.4	69.3	60.0
Americas	216.6	196.8	75.7	73.6
Europe, Middle East and Africa	170.2	143.0	47.0	33.6
Goodwill and brand names	294.1	266.7	—	—

Total Ansell Healthcare	932.0	836.9	192.0	167.2

The above Industry and Regional Segments report should be read in conjunction with the accompanying notes, including Note 26.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies

General

Ansell Limited (“the Company”) and its subsidiaries (together referred to as the “consolidated entity”) is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The consolidated entity’s principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The consolidated entity manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and the Americas, and markets these products globally.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The financial reports of the consolidated entity and the Company also comply with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

International Financial Reporting Standards (“IFRS”) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (“AIFRS”). This is the Company’s and consolidated entity’s first AIFRS financial report covered by AASB 1 First-time adoption of Australian equivalents to International Financial Reporting Standards. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the Company and consolidated entity is provided in note 33. This note includes reconciliations of equity and profit and loss for comparative periods reported under Australian GAAP (“previous AGAAP”) to those reported for those periods under AIFRSs.

Basis of Accounting

The financial report is presented in Australian dollars and on the historical cost basis except that assets and liabilities in respect of derivative financial instruments are stated at their fair value in the current year.

The consolidated entity has elected to early adopt the following accounting standards and amendments:

•	AASB 119 Employee Benefits (December 2004)

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (December 2004)

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004) and AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 21 The Effects of Changes in Foreign Exchange Rates (July 2004)

•	UIG 4 Determining whether an Arrangement contains a Lease

•	UIG 8 Scope of AASB 2.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

•	AASB 7 Financial Instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132 Financial Instruments: Disclosure and Presentation. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts and AASB 1023 General Insurance Contracts arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and certain subsidiaries. However, the quantification of the potential impact is not known or reasonably estimable in the current financial year as an exercise to quantify the potential financial impact has not been undertaken by the Company and the consolidated entity to date.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

A summary of the significant accounting policies of the consolidated entity under AIFRS are disclosed below. The accounting policies have been applied consistently by all entities in the consolidated entity.

Principles of Consolidation

The financial statements of the consolidated entity include the financial statements of the Company being the parent entity, and its subsidiaries.

The financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at balance date and the results of all subsidiaries for the year then ended. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Results of subsidiaries are included in the income statement from the date on which control commences and continue to be included until the date control ceases to exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of subsidiaries are shown separately in the income statement and balance sheet respectively.

Foreign Currency

Transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date with any resultant gain or loss recognised in the income statement except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation

The financial statements of overseas subsidiaries are maintained in their functional currencies and are converted to the consolidated entity’s presentation currency as follows:

•	assets and liabilities are translated at the rate of exchange as at balance date:

•	income statements are translated at average exchange rates for the reporting period which approximate the rates ruling at the dates of the transactions;

•	all resultant exchange differences are recorded in the foreign currency translation reserve.

On consolidation, exchange differences arising from borrowings and any other currency instrument designated as hedges of investments in overseas subsidiaries, are transferred to the foreign currency translation reserve on a net of tax basis where applicable. When an overseas subsidiary is sold the cumulative amount recognised in the foreign currency translation reserve relating to the subsidiary is recognised in the income statement as part of the gain or loss on sale.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances which are accrued at expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

During the current year the consolidated entity changed the manner in which settlement discounts and certain co-operative advertising rebates are treated. Such amounts are now netted against sales revenue whereas in prior periods they were included within expenses. This has resulted in a reduction in reported sales revenue in the current year of $16.9 million with a corresponding reduction in expenses (2005 $15.1 million).

Interest Income

Interest income is recognised as it accrues.

Financing Costs

Financing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or current liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

Income tax in the income statement for the periods presented comprises current and deferred tax adjusted for income tax over/under provided in previous years except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The estimated liability for income tax outstanding in respect of the period’s operations is included in the balance sheet as a current liability.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill and goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that are not part of a business combination and do not affect either accounting or taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or when the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Trade Debtors and Other Receivables

Accounting policy applicable for the year ending 30 June 2006

Trade and other receivables are stated at their amortised cost less a provision for impairment losses. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off to the income statement. A provision for impairment is established when there is sufficient evidence to indicate that not all amounts due will be collected.

Accounting policy applicable for the year ending 30 June 2005

Trade and other receivables are carried at invoice amount. The collectibility of debts is assessed at reporting date and specific provision is made for doubtful accounts.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Manufactured inventories and work in progress are valued at standard costs which approximate actual costs and include an appropriate allocation of manufacturing overheads. Outsourced finished goods are valued at actual cost into store, determined on a first in, first out basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Investments

Subsidiaries

All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the income statement when they are paid by the subsidiary.

Associated Companies

An associate is an entity over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

The consolidated entity has no investments that meet the criteria for recognition as an associated company.

Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation

Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives in the current and prior years are as follows:

Freehold buildings	- 20 - 40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases

Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

Intangible Assets

Goodwill and Brand Names

Goodwill on acquisition is measured at cost being the excess of the cost of the acquisition over the fair value of the consolidated entity’s share of the net identifiable assets acquired. Goodwill is not amortised. Brand names are initially recorded at cost based on independent valuation at acquisition date (which equates to fair value). Based on the nature of the major brand names acquired by the consolidated entity which are international brands that benefit from competitive advantages due to technology, innovation and product development, it is not possible to make an arbitrary assessment that these brand names have a finite useful life, quantifiable in terms of years. As such the consolidated entity believes that the lives of the brand names are unlimited at this point in time and no amortisation is provided against their carrying value.

Goodwill and brand names are reviewed annually, or more frequently if events or changes in circumstances indicate that their carrying values may be impaired and are carried at cost less accumulated impairment losses.

For the purposes of impairment testing, goodwill and brand names are allocated to cash generating units (which equate to the consolidated entity’s reportable business units i.e. Occupational Healthcare, Professional Healthcare and Consumer Healthcare) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of products manufactured and/or marketed. Such manufacturing and marketing operations tend to cover more than one geographical region. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill and brand names relate. Where the recoverable amount of the cash generating unit is less than the carrying value, an impairment charge is recognised in the income statement.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Intangible Assets (continued)

Development Costs

Expenditure on research and development is written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the product’s commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met, such costs are written off.

Recoverable Amount of Non-Current Assets Valued on the Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. An impairment loss is recognised whenever the carrying amount of a non-current asset exceeds its recoverable amount. The impairment loss is recognised as an expense in the income statement in the reporting period in which it occurs.

The recoverable amount of a non-current asset is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Impairment losses, other than those in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist. An impairment loss in respect of goodwill is not reversed.

Payables

Trade and Other Creditors

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Interest Bearing Liabilities

Accounting policy applicable for the year ending 30 June 2006

Interest bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition interest bearing liabilities are stated at amortised cost. Any difference between the cost and redemption value is recognised in the income statement over the period of the liability using the effective interest method.

Accounting policy applicable for the year ending 30 June 2005

Interest bearing liabilities are carried at their principal amounts, subject to set-off arrangements. Interest is charged as an expense as it accrues.

Employee Entitlements

Wages, Salaries and Annual Leave

Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Long Service Leave and Post Retirement Health Benefits

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees’ services provided in the current and prior periods. Post retirement health benefits are subject to annual actuarial reviews.

The liability is calculated using estimated future increases in wage and salary rates including related on-costs, expected settlement dates based on turnover history and medical cost trends and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Retirement Benefit Obligations

The Company and certain subsidiaries contribute to certain defined benefit and defined contribution superannuation plans maintained to provide superannuation benefits for employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. The defined contribution plans receive contributions from the Company and subsidiaries and the consolidated entity’s legal or constructive obligation is limited to these contributions.

A liability or asset in respect of each defined benefit superannuation plan is recognised in the balance sheet and is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value and the fair value of plan assets is deducted. The present value of the defined benefit is based on expected future payments calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Employee Entitlements (continued)

Retirement Benefit Obligations (continued)

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

As a result of the early adoption of AASB 119 Employee Benefits, actuarial gains or losses are taken directly to accumulated losses.

Contributions to defined contribution plans are recognised as an expense as they become payable.

Share-Based Payments

The Company operates the Ansell Limited Stock Incentive Plan under which options and Performance Share Rights (PSRs) are granted to employees.

Options granted before 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds allocated to issued capital.

Options and PSRs granted before or after 7 November 2002 and vested after 1 January 2005

The fair value of options and PSRs granted under the Ansell Limited Stock Incentive Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options or PSRs.

The fair value at grant date is independently determined using binomial tree techniques that take into account the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option or PSR. The fair value excludes the impact of any non-market vesting conditions with such conditions being factored into the assumptions about the number of options or PSRs that will vest. At each balance date the number of options and PSRs that are expected to vest is reviewed and the employee benefit expense for the period is adjusted accordingly.

Upon the exercising of options and vesting of PSRs, the related balance of the share-based payments reserve is transferred to issued capital.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

A provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Rationalisation and restructuring

Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Accufix pacing lead related expenses and insurance claims

The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Derivatives

Accounting policy applicable for the year ending 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. The following sets out how derivatives were accounted for under previous AGAAP.

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rates and interest rate movements.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the balance sheet and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Derivatives (continued)

Gains and losses on derivative financial instruments which hedge transactions are in the first instance deferred and later recognised in the income statement when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where a transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual exposure is immediately taken to the income statement.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to take account of the change in accounting policy to comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are taken to the income statement or a hedging reserve within equity. At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to accumulated losses or reserves, depending on whether the criteria for hedge accounting are satisfied at that date. The transition impact on the balance sheet is to increase the hedging reserve by $3.0 million, reduce accumulated losses by $0.2 million and increase hedge receivables (included within current trade and other receivables) by $3.2 million.

Accounting policy applicable for the year ending 30 June 2006

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

•	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;

•	derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

•	the consolidated entity predominantly does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to other financial assets and liabilities on the balance sheet, where internal controls operate.

On a continuing basis, the consolidated entity monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas subsidiaries, future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange hedge transactions rarely exceed 12 months duration and hedge operational transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 7 years as the critical terms of the instruments are matched to the life of the borrowings.

Derivative financial instruments are recognised initially at fair value and subsequently remeasured to their fair value at each reporting date. The fair value of forward exchange contracts is calculated by reference to current forward exchange contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to markets for similar instruments.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and continues to satisfy the requirement for hedge accounting, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cashflow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains or losses that are recognised in the hedging reserve are transferred to the income statement in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Derivatives (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction is ultimately recognised in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Issued Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax where applicable, from the proceeds. When shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue and share split.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares adjusted for any bonus issue.

Accounting Estimates and Judgements

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and associated assumptions are based on historical experience and various factors that are believed to be reasonable under the circumstances and are reviewed on an ongoing basis. Actual results could differ from these estimates.

Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key estimates and assumptions that may have a significant impact on the financial statements are as follows:

Impairment of goodwill and brand names

The consolidated entity tests whether goodwill and brand names are impaired annually, or more frequently if events or changes in circumstances indicate that their carrying values may be impaired, in accordance with the accounting policy on Intangible Assets. The policy requires the use of assumptions in assessing the carrying values of cash generating units.

These assumptions are detailed in Note 14.

Defined Benefit Superannuation Plans

Various actuarial assumptions are utilised in the determination of the consolidated entity’s defined benefit superannuation plan obligations. These assumptions are detailed in Note 19.

2.	Total Revenue

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Revenue from the Sale of Goods	1,138.2	1,081.1	111.5	109.5
Dividend income
From shares in subsidiaries	—	—	42.6	44.9
Interest Received or Due and Receivable
From subsidiaries	—	—	32.7	85.6
From related parties	2.4	4.0	—	—
From others	11.7	8.3	0.1	—

Total Revenue	1,152.3	1,093.4	186.9	240.0

Notes to the Financial Statements

3.	Profit Before Income Tax

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
(a) Profit before income tax has been arrived at after charging/(crediting) the following items:
Financing Costs
Interest Paid or Due and Payable:
To others	18.7	20.3	5.3	12.7
Other Financing Costs	1.3	1.6	0.3	0.3

Total Financing Costs	20.0	21.9	5.6	13.0
Depreciation
Buildings	1.2	1.5	—	—
Plant and equipment	22.7	21.9	0.2	0.2
Amortisation
Leasehold land and buildings	1.4	1.4	—	—
Capitalised development costs	0.1	—	—	—
Research and Development Costs
Expensed as incurred	12.1	12.8	—	—
Previously capitalised development costs written off	0.5	—	—	—
Net Bad Debts Expense	0.4	0.2	—	—
Amounts Set Aside to Provision for:
Impairment of trade debtors	0.9	(0.1)	—	0.1
Rationalisation and restructuring costs	0.5	2.0	—	—
Accufix pacing lead related expenses	—	2.3	—	—
Rebates and allowances	18.8	11.5	1.2	2.2
Employee Related Expenses
Wages and salaries	158.1	152.8	8.7	8.2
Increase in provision for employee entitlements	16.3	16.3	0.9	1.2
Defined contribution superannuation plan expense	3.2	4.9	0.3	1.2
Defined benefit superannuation plan expense	2.6	3.2	0.9	0.5
Equity settled share-based payments expense	4.9	4.6	4.9	4.6
Net Foreign Exchange Loss/(Gain)	0.1	0.4	(0.8)	1.8
Losses Arising from Sale of Property, Plant and Equipment	0.1	0.1	—	—
Operating Lease Rentals	21.0	21.5	0.5	0.8
Write-down in Value of Inventories	2.0	(0.7)	—	—
(b) Exceptional items included in profit before income tax
Impairment loss on investment in South Pacific Tyres and sale costs	(5.5)	(80.0)	(0.8)	—
Gain on sale of subsidiary	—	—	46.0	—
Impairment loss on investments in and intercompany balances with subsidiaries	—	—	(76.0)	(58.7)
(c) Auditors’ Remuneration ($ in thousands)
Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,108	1,050	1,108	1,050
Other member firms of KPMG	1,614	1,564	—	—

	2,722	2,614	1,108	1,050

Other services:
Other audit and assurance services (including acquisitions and disposals)
Auditors of Ansell Limited and Australian entities - KPMG	—	36	—	36
Other member firms of KPMG	89	70	—	—
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	12	30	12	30
Other member firms of KPMG	46	43	—	—

Total other services	147	179	12	66

Total auditors remuneration	2,869	2,793	1,120	1,116

Notes to the Financial Statements

4.	Issued Capital

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Issued Capital
151,782,512 (2005 - 160,125,483) ordinary shares, fully paid *	1,136.7	1,232.7	1,136.7	1,232.7
290,800 (2005 - 377,800) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1

Total Issued Capital	1,136.8	1,232.8	1,136.8	1,232.8

* includes 122,516 (2005 -135,614) shares issued in accordance with the Employee Share Plan.

Issued Capital Reconciliation
Balance at the beginning of the financial year	1,232.8	1,383.9	1,232.8	1,383.9
Increase in Issued Capital:
Additional capital issued	4.1	5.0	4.1	5.0
Transfer from share-based payments reserve	3.0	—	3.0	—
Decrease in Issued Capital:
Share buy-back	(103.1)	(156.1)	(103.1)	(156.1)

Balance at the end of the financial year	1,136.8	1,232.8	1,136.8	1,232.8

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Refer to Note 25 Key Management Personnel Disclosures for details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

At the Annual General Meeting held on 14 October 2004, shareholders approved an off-market buy-back for up to $155 million, under which 16,847,345 shares were bought back during the previous financial year, and also approved a further on-market buy-back for up to 10% of the Company’s shares. No purchases under the latter on-market buy-back have yet been made.

On 16 December 2005 the Board authorised an on-market buy-back program of up to $100 million under which 8,457,084 shares have been bought back. In addition 920,000 shares were bought back to satisfy the exercising of 500,000 options and the vesting of 420,000 Performance Share Rights and 17,869 were bought back under a minimum holding buy-back program.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 87,000 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 3,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 22 Ownership-Based Remuneration Schemes for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 13,098 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this report under the Pacific Dunlop Employee Share Plan.

Options

During the financial year 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of 500,000 options granted to the previous Managing Director and 60,000 ordinary shares fully paid to $6.97 were issued to satisfy the exercising of 60,000 granted to the Chief Financial Officer under the Ansell Limited Stock Incentive Plan.

As at the date of this report 712,358 unissued shares in the Company remain under option.

Notes to the Financial Statements

5.	Accumulated Losses and Reserves

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Share-based payments reserve	7.6	5.7	7.6	5.7
Hedging reserve	(0.3)	—	(0.3)	—
Asset revaluation reserve	—	—	—	—
General reserve	6.0	4.1	—	—
Foreign currency translation reserve	(18.5)	(44.5)	—	—

Total Reserves	(5.2)	(34.7)	7.3	5.7
Accumulated losses	(491.9)	(583.8)	(126.4)	(152.6)

Total Accumulated Losses and Reserves	(497.1)	(618.5)	(119.1)	(146.9)

Movements during the year:
Share-Based Payments Reserve
Balance at the beginning of the financial year	5.7	1.1	5.7	1.1
Charge to the income statement for the year	4.9	4.6	4.9	4.6
Transfer to issued capital	(3.0)	—	(3.0)	—

Balance at the end of the financial year	7.6	5.7	7.6	5.7

Hedging Reserve
Balance at the beginning of the financial year	—	—	—	—
Adjustment upon adoption of AASB 139	3.0	—	3.0	—
Transfer to profit for period on expiration of previously effective hedges	(2.7)		(2.7)
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—	(0.6)	—

Balance at the end of the financial year	(0.3)	—	(0.3)	—

Asset Revaluation Reserve
Balance at the beginning of the financial year	—	0.7	—	—
Transfer to accumulated losses	—	(0.7)	—	—

Balance at the end of the financial year	—	—	—	—

General Reserve
Balance at the beginning of the financial year	4.1	3.3	—	—
Transfer from accumulated losses	1.9	0.8	—	—

Balance at the end of the financial year	6.0	4.1	—	—

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(44.5)	—	—	—
Currency translation differences arising during the year	26.0	(44.5)	—	—

Balance at the end of the financial year	(18.5)	(44.5)	—	—

Accumulated Losses
Balance at the beginning of the financial year	(583.8)	(606.8)	(152.6)	(193.8)
Adjustment upon adoption of AASB 139	0.2	—	0.2	—
Transfer to/from reserves	(1.9)	(0.1)	—	—
Net profit attributable to Ansell Limited shareholders	116.1	54.4	54.2	64.3
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)	2.0	0.5
Dividends paid	(30.2)	(23.6)	(30.2)	(23.6)

Balance at the end of the financial year	(491.9)	(583.8)	(126.4)	(152.6)

Nature and purpose of reserves

Share-based payments

This reserve is used to record the value of equity benefits provided to employees as part of their remuneration under the Ansell Limited Stock Incentive Plan. Refer to Note 22 for further details of the plan.

Hedging

This reserve records the portion of the gains or losses on cash flow hedges that are deemed to be effective.

Notes to the Financial Statements

5.	Accumulated Losses and Reserves (continued)

General

The amount standing to the credit of the general reserve resulted from prior period allocations of profits for non-specific purposes and is available for release to accumulated losses.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the consolidated entity, as well as the translation of borrowings or any other currency instruments that hedge the Company’s net investment in a foreign operation. Refer to Note 1 Summary of Significant Accounting Policies.

6.	Income Tax

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Prima facie income tax calculated at 30% (2005:30%) on profit before income tax	38.0	16.9	16.3	19.3
Increased taxation arising from:
Impairment of investment in South Pacific Tyres	1.7	24.0	—	—
Impairment of intergroup investments and intercompany balances		—	22.8	17.6
Net higher overseas tax rates	2.7	3.9	—	—
Reduced taxation arising from:
Net gain on sale of subsidiary	—	—	(13.8)	—
Income tax over provided in previous years	(1.0)	(1.6)	—	—
Investment and export incentive allowances	(5.0)	(3.5)	—	—
Recognition of previously unbooked deferred tax asset in respect of tax losses	(7.5)	(21.5)	—	—
Other permanent differences*	(21.0)	(18.0)	(25.1)	(36.9)

Income tax attributable to profit before income tax	7.9	0.2	0.2	—

Income tax attributable to operating profit before income tax is made up of:
Current year income tax	20.4	21.0	0.2	—
Over provision in respect of previous years	(1.0)	(1.6)	—	—
Deferred income tax attributable to:
Increase in deferred tax liability	7.7	0.6	—	—
(Increase) in deferred tax asset	(19.2)	(19.8)	—	—

	7.9	0.2	0.2	—

*	Includes recovery of tax losses not previously brought to account.

7.	Dividends Paid or Declared

	The Company
$ in millions	2006	2005
Dividends Paid
The following dividends were paid during the year to Ansell Limited shareholders:
A final dividend of 10 cents per share unfranked for the year ended 30 June 2005 (June 2004 - 7 cents unfranked) was paid on 18 October 2005 (2004 -14 October 2004)	16.0	12.4
An interim dividend of 9 cents per share unfranked for the year ended 30 June 2006 (June 2005 - 7 cents franked to 57%) was paid on 7 April 2006 (2005 - 8 April 2005)	14.2	11.2

	30.2	23.6

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 12 cents per share unfranked, for the year ended 30 June 2006.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

Dividend Franking Account

The balance of the dividend franking account as at 30 June 2006 was nil (2005 - nil).

Notes to the Financial Statements

8.	Cash and Cash Equivalents

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Cash on hand	0.3	0.2	—	—
Cash at bank	75.1	69.2	1.2	0.5
Short-term deposits	236.0	149.5	—	—

	311.4	218.9	1.2	0.5
Restricted deposits	6.6	8.4	—	—

Total Cash and Cash Equivalents	318.0	227.3	1.2	0.5

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the consolidated entity for claims arising with respect to the Accufix pacing lead.

9. Trade and Other Receivables

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Current
Trade debtors	227.5	191.8	19.9	18.6
Less provision for impairment	7.3	5.8	0.5	0.6
Less provision for rebates and allowances	23.5	15.2	3.9	3.6

	196.7	170.8	15.5	14.4
Amounts owing by South Pacific Tyres partnership	—	0.6	—	—
Amounts owing by subsidiaries	—	—	831.5	1,101.1
Less provision for impairment	—	—	699.8	801.6
Other amounts receivable	24.8	42.7	4.7	11.1

Total Current	221.5	214.1	151.9	325.0

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	—	66.2	—	—
Other amounts receivable	19.8	2.1	1.2	1.4

Total Non-Current	19.8	68.3	1.2	1.4

Total Receivables	241.3	282.4	153.1	326.4

The reconciliations of provision for impairment - trade debtors are presented below:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Balance at the beginning of the financial year	5.8	6.7	0.6	0.5
Amounts charged/(credited) to the income statement	0.9	(0.1)	—	0.1
Amounts utilised for intended purposes	(0.1)	(0.1)	(0.1)	—
Acquired entities	0.3	—	—	—
Net exchange differences on translation of foreign operations	0.4	(0.7)	—	—

Balance at the end of the financial year	7.3	5.8	0.5	0.6

10. Inventories

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
At Cost
Raw materials	20.6	22.2	0.8	1.4
Work in progress	11.8	9.1	—	—
Finished goods	139.7	113.9	12.3	11.3
Other stock	1.5	1.4	—	—

Total Inventory at Cost	173.6	146.6	13.1	12.7

Net Realisable Value
Finished goods	12.4	10.7	—	—

Total Inventory at Net Realisable Value	12.4	10.7	—	—

Total Inventories	186.0	157.3	13.1	12.7

Inventories recognised as an expense	684.0	626.9	76.0	74.8

Notes to the Financial Statements

11.	Current Assets - Other

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Prepayments	8.3	9.0	1.1	1.3
Engineering spares	4.3	4.2	—	—

Total Current Assets - Other	12.6	13.2	1.1	1.3

12.	Other Financial Assets (Investments)

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Shares in Subsidiaries and Other financial assets
Subsidiaries
Not quoted on a prescribed stock exchange:
At cost	—	—	2,161.8	2,161.8
Less Provision for impairment	—	—	698.5	677.5
Other financial assets
Not quoted on a prescribed stock exchange:
At cost	—	1.2	—	—
South Pacific Tyres N.Z. Ltd		21.4	—	—
Investment in Partnership
South Pacific Tyres	—	116.4	—	—
Less Provision for impairment		80.0	—	—

Total Other Financial Assets	—	59.0	1,463.3	1,484.3

13. Property, Plant and Equipment
	Consolidated		The Company
$ in millions	2006	2005	2006	2005
(a) Freehold Land
At cost	11.9	11.4	—	—
(b) Freehold Buildings
At cost	36.5	35.6	—	—
Less provision for depreciation	13.7	12.0	—	—

	22.8	23.6	—	—

(c) Leasehold Land and Buildings
At cost	48.4	47.9	—	—
Less provision for amortisation	13.3	11.9	—	—

	35.1	36.0	—	—

(d) Plant and Equipment
At cost	402.2	373.6	1.9	1.7
Less provision for depreciation	284.1	254.8	1.6	1.5

	118.1	118.8	0.3	0.2

(e) Buildings and Plant under construction
At cost	7.7	5.6	—	—

Total Property, Plant and Equipment	195.6	195.4	0.3	0.2

Notes to the Financial Statements

13.	Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Freehold Land
Balance at the beginning of the financial year	11.4	12.6	—	—
Disposals/Write-downs	(0.3)	—	—	—
Net exchange differences on translation of foreign operations	0.8	(1.2)	—	—

Balance at the end of the financial year	11.9	11.4	—	—

Freehold Buildings
Balance at the beginning of the financial year	23.6	26.0	—	—
Additions	0.1	0.1	—	—
Disposals/Write-downs	(1.1)	—	—	—
Transfer from buildings and plant under construction	0.1	1.5	—	—
Depreciation	(1.2)	(1.5)	—	—
Net exchange differences on translation of foreign operations	1.3	(2.5)	—	—

Balance at the end of the financial year	22.8	23.6	—	—

Leasehold Land and Buildings
Balance at the beginning of the financial year	36.0	40.0	—	—
Additions	0.1	0.4	—	—
Transfer from buildings and plant under construction	0.1	0.4	—	—
Amortisation	(1.4)	(1.4)	—	—
Net exchange differences on translation of foreign operations	0.3	(3.4)	—	—

Balance at the end of the financial year	35.1	36.0	—	—

Plant and Equipment
Balance at the beginning of the financial year	118.8	140.4	0.2	0.4
Additions	2.4	3.3	0.2	—
Additions through entities acquired	0.3	—	—	—
Disposals/Write-downs	(0.6)	(0.3)	—	—
Transfer from buildings and plant under construction	11.7	10.3	—	—
Depreciation	(22.7)	(21.9)	(0.1)	(0.2)
Net exchange differences on translation of foreign operations	8.2	(13.0)	—	—

Balance at the end of the financial year	118.1	118.8	0.3	0.2

Buildings and Plant under construction
Balance at the beginning of the financial year	5.6	8.8	—	—
Additions	13.9	10.3	—	—
Transfers to property, plant & equipment	(11.9)	(12.2)	—	—
Net exchange differences on translation of foreign operations	0.1	(1.3)	—	—

Balance at the end of the financial year	7.7	5.6	—	—

Notes to the Financial Statements

14.	Intangible Assets

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Brand Names
At cost
Balance at the beginning of the financial year	106.0	117.4	21.5	—
Additions through entities acquired	—	—	—	—
Amounts recognised as a result of inter-group transactions*	—	—	91.8	21.5
Net exchange differences on translation of foreign operations	3.5	(11.4)	—	—

Balance at the end of the financial year	109.5	106.0	113.3	21.5

Goodwill
At cost
Balance at the beginning of the financial year	341.1	375.3	—	—
Additions through entities acquired	19.0
Net exchange differences on translation of foreign operations	12.7	(34.2)	—	—

Balance at the end of the financial year	372.8	341.1	—	—

Provision for impairment
Balance at the beginning of the financial year	180.4	199.3	—	—
Net exchange differences on translation of foreign operations	7.8	(18.9)	—	—

Balance at the end of the financial year	188.2	180.4	—	—

Written down value of Goodwill at the end of the financial year	184.6	160.7	—	—

Development costs (internally generated intangible asset)
Balance at the beginning of the financial year	2.1	—	—	—
Expenditure deferred in the current period	4.0	2.1	—	—
Previously capitalised costs charged to the income statement	(0.5)	—	—
Amortisation	(0.1)	—	—	—
Net exchange differences on translation of foreign operations	0.2	—	—	—

Balance at the end of the financial year	5.7	2.1	—	—

Total Intangible Assets	299.8	268.8	113.3	21.5

*	Amounts represent transfers of brand names previously owned by subsidiaries to the Company and as such do not reflect movements in the consolidated accounts.

Impairment testing of Goodwill and Brand Names

Goodwill and brand names are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying values may be impaired.

For the purposes of impairment testing, goodwill and brand names are allocated to cash generating units (CGU’s), which equate to the consolidated entity’s reportable business units i.e. Occupational Healthcare, Professional Healthcare and Consumer Healthcare, upon acquisition.

Carrying amount of goodwill and brand names allocated to each of the cash generating units:

	Consolidated
	Goodwill		Brand Names
	2006	2005	2006	2005
Occupational Healthcare	103.9	100.9	60.4	58.5
Professional Healthcare	54.5	53.2	42.3	41.0
Consumer Healthcare	26.2	6.6	6.8	6.5

	184.6	160.7	109.5	106.0

The recoverable amount of the CGU’s has been determined based on a value in use calculation utilising five year cash flow projections based on budgets for the next financial year as approved by the Board and internal forecasts for the 2007/2008 and 2008/2009 financial years. A zero growth rate has been assumed for the subsequent two years. The terminal value is based on the cash flows for year five and a zero growth rate. The pre-tax cash flow discount rate applied is 10% which equates to the consolidated entity’s pre-tax weighted average cost of capital.

The results of the impairment testing indicated that the value in use of each of the CGU’s was in excess of the carrying value of its net operating assets (inclusive of goodwill and brand names) and no impairment charge was necessary.

Notes to the Financial Statements

15.	Deferred Tax Assets

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Deferred tax assets arising from:
Accumulated temporary differences	25.5	16.7	—	—
Accumulated tax losses	29.2	21.2	—	—

	54.7	37.9	—	—

Deferred tax assets are attributable to the following:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Trading stock tax adjustments	2.5	1.6	—	—
Provisions	11.4	10.6	—	—
Accruals	1.5	1.2	—	—
Plant and equipment and capital allowances	3.3	0.3	—	—
Capitalised development costs	6.1	—	—	—
Accumulated tax losses	29.2	21.2	—	—
Other	0.7	3.0	—	—

Total temporary differences	54.7	37.9	—	—

The consolidated entity has not recognised deferred tax assets in respect of trading tax losses of $260.9 million (2005 - $292.1 million) and $207.0 million of capital losses (2005 - $360.7 million). The Company (as the head entity in the Australian tax-consolidated group) has unrecognised deferred tax assets of $185.7 million in respect of trading losses (2005 - $194.9 million) and capital losses of $186.6 million (2005 - 197.1 million). Deferred tax assets in respect of these losses have not been recognised as it is not probable that future taxable profits will be available against which these losses can be utilised.

The expiry dates of gross trading and capital losses for which deferred tax assets have not been recognised are as follows (in respect of financial years ending on 30 June):

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Year
2007	33.1	28.1	—	—
2008	0.3	0.3	—	—
2009	49.0	48.9	—	—
2011	52.3	83.1	—	—
2012	65.4	63.5	—	—
2013	0.9	0.9	—	—
2019	24.8	24.0	—	—
2022	9.0	8.7	—	—
No expiry date	1274.1	1,331.5	1,240.9	1,306.5

Details of the movement in the balance of deferred tax assets are as follows:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Balance at the beginning of the financial year	37.9	25.1	—	—
Over provision of prior year balance	(2.9)	(4.5)	—	—
Amount credited to the income statement	19.2	19.8	—	—
Net exchange differences on translation of foreign operations	0.5	(2.5)	—	—

Balance at the end of the financial year	54.7	37.9	—	—

There were no movements in deferred tax assets taken directly to equity during the year.

Notes to the Financial Statements

16.	Trade and Other Payables

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Current
Amounts owing to subsidiaries	—	—	609.9	612.6
Trade creditors	126.1	106.8	5.1	4.3
Other creditors	16.0	22.3	6.1	12.0

Total Current	142.1	129.1	621.1	628.9

Non-Current
Other creditors	0.7	0.8	—	—

Total Non-Current	0.7	0.8	—	—

Total Payables	142.8	129.9	621.1	628.9

17.	Interest Bearing Liabilities

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Current
Bank overdrafts	15.0	1.4	—	—
Bank loans repayable in:
Canadian dollars	3.0	5.3	—	—
Chinese yuan	3.4	—	—	—
Indian rupees	2.4	1.4	—	—
Other loans repayable in:
Australian dollars	66.0	—	66.0	—
Japanese yen	24.5	—	24.5	—
U.S. dollars	—	26.2	—	26.2

Total Current	114.3	34.3	90.5	26.2

Non-Current
Bank loans repayable in:
U.S. dollars	263.7	229.5	—	—
Other loans repayable in:
Australian dollars	—	66.0	—	66.0
Japanese yen	—	23.7	—	23.7
U.S. dollars	12.2	11.8	12.2	11.8

Total Non-Current	275.9	331.0	12.2	101.5

Total Interest Bearing Liabilities	390.2	365.3	102.7	127.7

At 30 June 2006 bank loans totalling $1.2 million (2005: $1.7 million) were secured, principally against property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements were in place prior to the subsidiaries concerned becoming part of the consolidated entity.

A US$250 million revolving credit bank facility was established on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was initially extended to 30 April 2006 and has subsequently been extended to 30 April 2007. This facility can be accessed by the parent company and certain US subsidiaries. US$195 million of the term facilities had been drawn down at 30 June 2006 (June 2005 US$175 million) leaving an unused balance of the total facilities at that date of US$55 million.

There are a number of financial covenants attaching to this facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. If any breaches of these covenants occur all monies outstanding under the facility become immediately due and payable. The Company is in compliance with all covenants. The interest rate for this facility is determined based on market rates at the time amounts are drawn down.

Notes to the Financial Statements

17.	Interest Bearing Liabilities (continued)

The following table sets out details in respect of the major components of Interest Bearing Liabilities at 30 June, 2006.

Nature and Currency of Borrowing	Amount $ m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts
Euros	8.0	2.80	At Call
Malaysian ringgits	1.4	—	At Call
UK pounds	4.4	4.50	At Call
United States dollars	1.2	4.60	At Call

Total Bank Overdrafts	15.0

Bank Loans
Current
Canadian dollars	3.0	5.71	2007
Chinese yuan	1.7	5.58	2007
Chinese yuan	1.7	6.70	2007
Indian rupees	1.2	8.50	2007
Indian rupees	1.2	10.60	2007

	8.8

Non-Current
United States dollars	54.1	4.70	2008
United States dollars	108.2	4.82	2009
United States dollars	74.4	5.27	2010
United States dollars	27.0	5.28	2012

	263.7

Total Bank Loans	272.5

Other Loans
Current
Australian dollars	50.0	6.94	2007
Australian dollars	16.0	7.92	2007
Japanese yen	24.5	3.61	2007

	90.5

Non-Current
United States dollars	12.2	6.19	2010

	12.2

Total Other Loans	102.7

Total Interest Bearing Liabilities	390.2

Maturity Schedule
Term to maturity:
Within one year	114.3
One to two years	54.1
Two to three years	108.2
Three to four years	86.6
Greater than five years	27.0

Total	390.2

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Net Interest Bearing Debt
Current interest bearing liabilities	114.3	34.3	90.5	26.2
Non-current interest bearing liabilities	275.9	331.0	12.2	101.5
Cash at bank and short-term deposits	(311.1)	(218.7)	(1.2)	(0.5)

Net interest bearing debt	79.1	146.6	101.5	127.2

Notes to the Financial Statements

18.	Provisions

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Current
Provision for employee entitlements	30.5	26.4	4.4	3.7
Provision for rationalisation and restructuring costs	8.5	8.5	—	—
Provision for Accufix pacing lead related expenses	6.9	8.9	—	—
Provision for insurance claims	4.7	4.9	—	—

Total Current	50.6	48.7	4.4	3.7

Non-Current
Provision for employee entitlements	20.8	20.2	0.2	0.3

Total Non-Current	20.8	20.2	0.2	0.3

Total Provisions	71.4	68.9	4.6	4.0

Reconciliations of the carrying amount of each class of provision, except for employee entitlements, are set out below:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Provision for rationalisation and restructuring
Balance at the beginning of the financial year	8.5	9.2	—	0.2
Amounts charged to the income statement	0.5	2.0	—	—
Amounts utilised for intended purposes	(0.5)	(2.7)	—	(0.2)

Balance at the end of the financial year	8.5	8.5	—	—

Provision for Accufix pacing lead related expenses
Balance at the beginning of the financial year	8.9	11.2	—	—
Amounts charged to the income statement	—	2.3	—	—
Amounts utilised for intended purposes	(2.2)	(3.9)	—	—
Net exchange differences on translation of foreign operations	0.2	(0.7)	—	—

Balance at the end of the financial year	6.9	8.9	—	—

Provision for insurance claims (Captive Insurance Companies)
Balance at the beginning of the financial year	4.9	6.0	—	—
Amounts utilised for intended purposes	(0.2)	(1.1)	—	—

Balance at the end of the financial year	4.7	4.9	—	—

Provision for rationalisation and restructuring costs

This provision covers a variety of matters predominantly relating to the sale of businesses and controlled entities and is regularly reviewed in light of issues that have been settled or new events that have arisen during the reporting period.

Provision for Accufix pacing lead related expenses

This provision is to meet the costs of patients associated with the monitoring and (where appropriate) explantation of Accufix pacing leads and for legal costs in defence of claims made in respect of the Accufix pacing leads. This provision is predominantly covered by cash required to be set aside by the Courts (refer Note 8 - Cash and Cash Equivalents - Restricted deposits).

Provision for insurance claims (Captive Insurance Companies)

Corrvas Insurance Pty. Ltd. and Corrvas Insurance (Singapore) Pte. Ltd. are entities authorised by their respective jurisdiction’s regulatory authority to operate as captive insurance companies for Ansell Limited and its subsidiaries. This provision comprises current open claims where the reserves are set for the total estimated costs of individual claims that have not been fully paid out and “Incurred but not reported” (IBNR) claims.

In Australia, the provision is required to be supported by a “Liability Valuation Report” prepared by an actuary approved by the Australian Prudential Regulatory Authority. In Singapore, captives are exempted from undertaking an actuarial assessment of their insurance liabilities and are not required to lodge such a report with the Monetary Authority of Singapore (MAS). In line with MAS regulations, the IBNR estimates are in accordance with a policy approved by the board of Corrvas Insurance (Singapore) Pte. Ltd.

Notes to the Financial Statements

19.	Retirement Benefit Obligations

Ansell Limited and certain subsidiaries contribute to defined benefit and defined contribution superannuation plans maintained to provide superannuation benefits for employees.

The following sets out details in respect of defined benefit plans.

(a) Balance sheet amounts

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Present value of defined benefit obligations	84.3	83.7	16.5	17.4
Fair value of defined benefit plan assets	70.8	58.5	17.2	17.0

Net liability/(asset) in the balance sheet	13.5	25.2	(0.7)	0.4

The Company and its subsidiaries are obliged to contribute to the various superannuation plans as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

In accordance with the various Trust Deeds, the Company and its subsidiaries are under no legal or constructive obligation to make up any shortfall in the plans’ assets to meet payments due to employees.

(b) Reconciliations of benefit obligations and plan assets

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Present value of defined benefit obligations
Balance at the beginning of the financial year	83.7	76.6	17.4	17.0
Current service cost	2.4	4.0	1.3	0.8
Interest cost	4.0	4.1	0.7	0.8
Contributions by plan participants	0.4	0.1	0.2	0.1
Actuarial (gains)/losses	(2.7)	7.0	(0.2)	0.6
Taxes and expenses paid	(0.2)	—	(0.2)	—
Past service cost	—	0.1	—	—
Curtailment (gain)/loss	—	(0.9)	—	(0.1)
Settlements	(1.8)	(3.8)	—	—
Benefits paid	(4.0)	(3.4)	(2.7)	(1.8)
Exchange rate changes/other movements	2.5	(0.1)	—	—

Balance at the end of the financial year	84.3	83.7	16.5	17.4

Fair value of plan assets
Balance at the beginning of the financial year	58.5	56.6	17.0	16.6
Expected return on plan assets	4.0	4.5	1.1	1.0
Actuarial gains/(losses)	5.0	—	1.8	1.1
Contributions by employer	7.5	4.9	—	—
Contributions by plan participants	0.4	0.1	0.2	0.1
Taxes and expenses paid	(0.2)	—	(0.2)	—
Settlements	(2.0)	(4.2)	—	—
Benefits paid	(4.0)	(3.4)	(2.7)	(1.8)
Exchange rate changes/other movements	1.6	—	—	—

Balance at the end of the financial year	70.8	58.5	17.2	17.0

(c) Categories of plan assets

The major categories of plan assets are as follows:

	Consolidated		The Company
	2006	2005	2006	2005
Equity securities	66%	67%	63%	65%
Fixed interest securities	24%	25%	19%	20%
Property	7%	5%	11%	9%
Other	3%	3%	7%	6%

Notes to the Financial Statements

19.	Retirement Benefit Obligations (continued)

(d) Amounts recognised in the income statement

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Current service cost	2.4	4.0	1.3	0.8
Interest cost	4.0	4.1	0.7	0.8
Past service cost	—	0.1	—	—
Curtailment (gain)/loss	—	(0.9)	—	(0.1)
Settlements	0.2	0.4	—	—
Expected return on plan assets	(4.0)	(4.5)	(1.1)	(1.0)

Total expense recognised in the income statement	2.6	3.2	0.9	0.5

The expense is recognised in the following lines within the income statement:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Cost of goods sold	0.2	1.0	—	—
Selling, distribution and administration	2.4	2.2	0.9	0.5

	2.6	3.2	0.9	0.5

Actual return on plan assets	9.0	4.5	2.9	2.1

(e) Amounts recognised directly in accumulated losses

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Actuarial gain/(loss) recognised for year	7.7	(7.0)	2.0	0.5
Cumulative actuarial gain/(loss)	0.7	(7.0)	2.5	0.5

(f) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as a weighted average) were as follows:
	Consolidated		The Company
	2006	2005	2006	2005
Discount rate	4.8%	5.3%	4.9%	4.4%
Expected return on plan assets	6.5%	7.5%	7.0%	7.0%
Future salary increases	3.8%	4.1%	4.0%	4.0%

(g) Historic summary
	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Defined benefit plan obligation	84.3	83.7	16.5	17.4
Plan assets	70.8	58.5	17.2	17.0

Deficit/(Surplus)	13.5	25.2	(0.7)	0.4

Experience adjustments (gain)/loss - plan liabilities	(0.2)	1.9	0.1	0.3
Experience adjustments (gain)/loss - plan assets	(5.1)	—	(1.8)	(1.1)

(h) Defined contribution superannuation plans
	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Contributions to defined contribution plans during the year	3.2	4.9	0.3	1.2

Notes to the Financial Statements

19.	Retirement Benefit Obligations (continued)

(i) Surplus/deficit for each material defined benefit superannuation plan (or section thereof) on a funding basis

The table below shows the surplus/deficit of the material defined benefit superannuation plans measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 Financial Reporting by Superannuation Plans. These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of company contributions. The effective date of the amounts is 30 June 2005 being the date of the most recent financial statements of the plans.

	2006
$ in millions	Fund assets	Accrued benefit	Excess/ (Deficit)
Plan sponsored by the Company
Equipsuper superannuation plan (Ansell Ltd defined benefit section)	17.4	16.7	0.7
Plans sponsored by other entities in the consolidated entity
USA Plans
Ansell Cash Balance Pension Plan	35.9	41.5	(5.6)
Ansell Healthcare Products Inc Union Retirement Plan	9.0	9.9	(0.9)
Ansell Cash Balance Pension Restoration Plan	—	1.9	(1.9)

Total for plans sponsored by the consolidated entity	62.3	70.0	(7.7)

(j) Funding arrangements for employer contributions

Equipsuper superannuation plan

Contribution recommendations occur in accordance with Equipsuper Contribution and Funding policy after the update of the employer benefit accounts each six months. The last such update occurred as at 30 June 2005. The minimum recommended contribution rate effective 1 July 2005 was 12.6% of defined benefit members’ salaries.

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding Method. The method adopted affects the timing of the cost to the Company. Under the Target Funding method, the employer contribution rate is set at a level such that the Plan’s assets are expected to equal 105% of the Plan’s liabilities (on the actuarial funding basis) within 5 years.

USA Funds

The relevant entities make annual contributions each year to the Cash Balance Plan and the Union Plan that are at least equal to the minimum required contribution determined under U.S. pension plan funding laws. Contributions that are made in excess of the minimum funding requirement produce a funding credit that may be used to satisfy the minimum funding requirements of subsequent years. Contributions are not made in excess of the amount that is immediately tax deductible. During the year ended 30 June 2006 contributions made to the Cash Balance Plan and the Union Plan were US$4,050,000 and US$950,000, respectively. The Restoration Plan is not subject to U.S. minimum funding requirements. Contributions to the Restoration Plan are equal to the benefit payments to participants (pay-as-you-go basis).

The contribution requirements and recommendations described above were determined using the Projected Unit Credit funding method. Under this method, the projected benefits of each individual included in the actuarial valuation are allocated to valuation years based on years of service. The normal cost is the portion of the actuarial present value of benefits that is allocated to the current year. The actuarial present value of benefits allocated to all periods prior to a valuation year is called the actuarial accrued liability. Under this method, the actuarial gains (losses), as they occur, generally reduce (increase) the actuarial accrued liability.

Notes to the Financial Statements

20.	Deferred Tax Liabilities

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Depreciation on plant adjustments	9.9	7.9	—	—
Amortisation of intangible assets	15.8	10.2	—	—
Other	(0.2)	0.2	—	—

Total	25.5	18.3	—	—

Details of the movement in the balance of deferred tax liabilities are as follows:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Balance at the beginning of the financial year	18.3	23.3	—	—
Over provision of prior year balance	(1.3)	(3.6)	—	—
Amount charged to the income statement	7.7	0.6	—	—
Net exchange differences on translation of foreign operations	0.8	(2.0)	—	—

Balance at the end of the financial year	25.5	18.3	—	—

There were no movements in deferred tax liabilities taken directly to equity during the year.

21.	Expenditure Commitments

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:
Plant and equipment	2.4	0.9	—	—

	2.4	0.9	—	—

Payable within one year	2.4	0.9	—	—
(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	10.5	9.5	3.9	3.3
One year or later and no later than five years	24.6	27.0	2.0	5.7
Later than five years	6.3	9.5	—	1.8

	41.4	46.0	5.9	10.8

The consolidated entity leases property under operating leases expiring from one to fifteen years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Notes to the Financial Statements

22.	Ownership-Based Remuneration Schemes

Ansell Limited Stock Incentive Plan

The Company only operates one equity incentive plan, the Ansell Limited Stock Incentive plan. Details of the operation of the Plan and the details and number of Performance Share Rights (PSRs) granted during the year are set out in Section 2B of the Remuneration Report and Note 25 Key Management Personnel Disclosures.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration (as disclosed in the Remuneration Report and Note 25 ) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2006 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	525,000	30/6/2004	30/6/2014	$2.35 -$ 2.38	$7.40	$7.74	6.1%	2.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 -$ 6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 -$ 7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2004	30/6/2007	$7.34 -$ 7.64	N/A	$7.78	N/A	2.0%
PSRs	500,000	16/8/2005	30/6/2008	$9.45 -$ 9.83	N/A	$10.00	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations and is based on an analysis of historical share price data.

Options - Generally

As at the date of this report 712,358 unissued ordinary shares in the Company remain under option (refer to Note 25 for details).

Discontinued Executive and Employee Share Plans

The Company (when it was Pacific Dunlop Limited) historically operated two share plans for employees and Directors of the consolidated entity:

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”) - discontinued in 1996, and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”) - discontinued in 1994.

The Employee Plan permitted eligible employees to acquire a number of shares in the Company. The shares were issued at market value, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan).

Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a period. While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Once restrictions ceased the price payable upon a call being made is the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited.

The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 4. A loss of $9,884 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2006 (2005 - $13,801 pre-tax).

The market price of the Company’s shares as at 30 June 2006 was $9.67.

Notes to the Financial Statements

23.	Contingent Liabilities and Contingent Assets

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of subsidiaries, in relation to liabilities that they may incur (other than to the Company or subsidiaries) as Directors of the Company and Directors and officers of certain subsidiaries respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned subsidiaries which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix pacing leads which have been made against certain subsidiaries remain on foot, the majority of which have been brought in France.

As at 30 June 2006, the balance of the provisions made for settlements in relation to claims (as disclosed in Note 18) is considered adequate to address any remaining liability of members of the consolidated entity.

Latex Allergy Litigation

As at 30 June 2006, there were approximately eight product liability cases pending against one or more subsidiaries in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including subsidiaries of the Company, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against a subsidiary. The relevant subsidiaries are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the consolidated entity, however they are not considered to have a material potential impact on the results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various subsidiaries have, as part of the consolidated entity’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various subsidiaries, to the purchasers of assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the consolidated entity. From time to time, the Company has received notices from purchasers of its businesses and assets pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the consolidated entity.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the consolidated entity’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The consolidated entity has requested that the Court reconsider its decision and the Court has denied that request. The consolidated entity has filed an appeal to the United States District Court (“the Appeal Court”) and, under the rules of the Appeal Court, the consolidated entity participated in a mediation with the Exide Group. The mediation did not result in an agreement among the parties regarding any of the claims each has asserted against the other. The parties have fully briefed the issues on appeal, but no decision has yet been issued by the Appeal Court. The consolidated entity will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised company, Exide Technologies, Inc, the consolidated entity expects to recover only stock in that company. The ultimate amount of the consolidated entity’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Notes to the Financial Statements

24.	Financial Instruments

Derivative Financial Instruments

The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i) Forward / Future Contracts

These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii) Foreign Exchange Options

This is a contract between two parties, which gives the buyer of the put or call option the right, but not the obligation, to transact at a specified exchange rate. The consolidated entity typically uses a combination of a bought and sold option, generally for zero cost, to hedge foreign currency receivable and payable cash flows out to one year.

(iii) Swaps

These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

Interest Rate Risk

The exposure to interest rate risk and the effective weighted average interest rate for classes of income earning financial assets and interest bearing financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate %	Floating	Fixed Interest repricing in:			Non Interest Bearing	Total
			1 year or less	1 to 5 years	Over 5 years
Consolidated
2006
Interest earning financial assets
Cash on hand and at bank	3.4%	35.2	10.4	—	—	29.8	75.4
Short-term and restricted deposits	4.9%	183.5	56.3	—	—	2.8	242.6
Interest bearing financial liabilities
Bank overdraft	4.7%	(13.6)	—	—	—	(1.4)	(15.0)
Bank and other loans	5.3%	(78.2)	(33.3)	(236.7)	(27.0)	—	(375.2)
Effect of interest rate swaps	(1.3%)	12.2	—	(12.2)	—	—	—

		139.1	33.4	(248.9)	(27.0)	31.2	(72.2)

2005
Interest earning financial assets
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term and restricted deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables - other	6.1%	66.8	—	—	—	44.8	111.6
Interest bearing financial liabilities
Bank overdraft	4.5%	(0.3)	—	—	—	(1.1)	(1.4)
Bank and other loans	5.1%	(127.7)	(43.6)	(192.6)	—	—	(363.9)
Effect of interest rate swaps	(0.8%)	38.0	—	(38.0)	—	—	—

		44.8	68.3	(230.6)	—	91.1	(26.4)

The Company
2006
Interest earning financial assets
Cash on hand and at bank	5.3%	0.6	—	—	—	0.6	1.2
Amounts owing by subsidiaries	4.9%	482.8	—	—	—	348.7	831.5
Interest bearing financial liabilities
Bank and other loans	6.2%	(78.2)	(24.5)	—	—	—	(102.7)
Effect of interest rate swaps	(2.2%)	12.2	—	(12.2)	—	—	—

		417.4	(24.5)	(12.2)	—	349.3	730.0

2005
Interest earning financial assets
Cash on hand and at bank	5.1%	0.1	—	—	—	0.4	0.5
Amounts owing by subsidiaries	3.8%	598.0	—	—	—	503.1	1,101.1
Interest bearing financial liabilities
Bank and other loans	5.5%	(127.7)	—	—	—	—	(127.7)
Effect of interest rate swaps	(1.2%)	38.0	—	(38.0)	—	—	—

		508.4	—	(38.0)	—	503.5	973.9

A separate analysis of debt by currency can be found at Note 17 - Interest Bearing Liabilities.

Notes to the Financial Statements

24.	Financial Instruments (continued)

Credit Risk and Net Fair Value

(i) Credit Risk

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the balance sheet, is the carrying amount, net of any provision for impairment.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii) Net Fair Value

The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value. Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

The following table displays:

(i) Face Value

This is the contract’s value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk

This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity’s exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($1.5 million) (2005 - $2.8 million), if all contracts were closed out on 30 June 2006.

	Face Value		Credit Risk		Net Fair Value
$ in millions	2006	2005	2006	2005	2006	2005
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	26.5	78.5	0.1	0.5	—	0.4
- Australian dollars	87.8	5.0	0.1	—	—	—
- Euro	39.6	20.7	0.1	—	(0.2)	(0.7)
- Other currencies	8.7	5.3	—	—	(0.2)	(0.1)
Cross Currency Swaps:
- U.S. dollars	24.5	23.7	0.1	0.9	0.1	(0.1)
Foreign Exchange Options
Zero Cost Collar
- Euro/U.S. dollars	124.8	99.3	0.8	2.6	(1.2)	3.1
- U.S. dollars/Thai baht	39.1	16.5	7.0	0.4	(0.1)	—
- Australian dollars/U.S. dollars	27.0	6.0	0.5	—	0.6	—
- Canadian dollars/U.S. dollars	42.9	29.1	0.2	0.2	(0.9)	(0.1)
- Pounds sterling/U.S. dollars	2.2	0.9	—	—	—	—
- U.S. dollars/Euro	—	6.6	—	—	—	—
- U.S. dollars/Mexican peso	19.7	—	2.5	—	(0.1)	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	12.2	38.0	0.5	0.4	0.5	0.3

Total	455.0	329.6	11.9	5.0	(1.5)	2.8

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of its purchase and sale commitments denominated in foreign currencies (principally US dollars). Hedge cover does not exceed 12 months.

Notes to the Financial Statements

24.	Financial Instruments (continued)

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a)	being forced to exit derivative financial instrument positions at below their real worth; or

(b)	finding it cannot exit the position at all, due to lack of liquidity in the market;

by:

(a)	dealing only in liquid contracts dealt by many counterparties; and

(b)	dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts		Interest Rate Contracts		Foreign Exchange Options		Total
$ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Term:
0 to 6 mths	0.4	0.5	—	—	3.9	2.1	4.3	2.6
6 to 12 mths	—	—	—	—	7.1	1.1	7.1	1.1
1 to 2 yrs	—	0.9	—	—	—	—	—	0.9
2 to 5 yrs	—	—	0.5	0.4	—	—	0.5	0.4

Total	0.4	1.4	0.5	0.4	11.0	3.2	11.9	5.0

(vi) Historical Rate Rollovers

It is the consolidated entity’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the balance sheet and the expected timing of recognition as revenue or expense:

	Interest Rate		Foreign Exchange
$ in millions	2006	2005	2006	2005
Realised Swaps Deferred
1 to 2 years	(0.2)	(0.3)	—	—
2 to 5 years	(3.0)	(3.6)	—	—
Unrealised Swaps Deferred
Less than 1 year	(0.5)	—	0.9	—

Notes to the Financial Statements

25.	Key Management Personnel Disclosures

This note is to be read in conjunction with the Remuneration Report.

Details of remuneration

Directors of Ansell Limited

Details of the remuneration of all directors of Ansell Limited is set out in the following tables:

2006	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments
	Cash salary and fees $	Cash bonus	Non- monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $	Total $
Non-executive
P L Barnes	206,879	—	—	18,707	—	—	225,586
G L L Barnes	77,715	—	—		—	—	77,715
R J S Bell	85,736	—	—	2,928	—	—	88,664
L D Crandall	98,145	—	—	8,833	—	—	106,978
H J Elliott	97,538	—	11,774	8,778	—	—	118,090
M J McConnell	32,827	—	—	2,954	—	—	35,781
E D Tweddell	21,484	—	—	1,934	—	—	23,418
Executive
D D Tough (CEO and Managing Director)	984,164	1,059,949	189,936	229,062	—	637,804	3,100,915

Total	1,604,488	1,059,949	201,710	273,196	—	637,804	3,777,147

	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments
2005	Cash salary and fees $	Cash bonus	Non- monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $	Total $
Non-executive
P L Barnes	91,875	—	1,287	8,269	—	—	101,431
L D Crandall	82,500	—	17,690	7,425	—	—	107,615
H J Elliott	82,500	—		7,425	—	—	89,925
M J McConnell	82,500	—	16,034	7,425	—	—	105,959
E D Tweddell	234,375	—	1,044	21,094	—	—	256,513
Executive
D D Tough (CEO and Managing Director)	854,139	705,283	70,637	114,260	—	1,409,968	3,154,287

Total	1,427,889	705,283	106,692	165,898	—	1,409,968	3,815,730

Notes to the Financial Statements

25.	Key Management Personnel Disclosures (continued)

Details of remuneration (continued)

Other Key Management Personnel

Details of the remuneration of each of the Other Key Management Personnel of the consolidated entity are set out in the following tables:

2006	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments
	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $	Total $
P W Corke	332,906	214,854	58,925	71,861	—	199,427	877,973
W Heintz	532,222	233,649	61,092	150,718	—	219,561	1,197,242
R F Jilla	489,971	316,266	50,305	107,635	—	462,249	1,426,426
N R O’Donnell	212,000	91,201	33,967	42,400	—	126,855	506,423
W Reed	366,167	75,074	139,087	92,115	—	216,290	888,733
W G Reilly	352,688	227,746	37,459	75,655	—	199,427	892,975

Total	2,285,954	1,158,790	380,835	540,384	—	1,423,809	5,789,772

2005	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments
	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $	Total $
P W Corke	315,147	179,385	60,080	59,193	—	133,886	747,691
W Heintz	365,737	129,230	220,903	117,218	—	181,757	1,014,845
R F Jilla	442,181	261,603	35,593	94,540	—	403,242	1,237,159
N R O’Donnell	205,000	49,003	33,768	41,000	—	98,535	427,306
W Reed	348,074	126,380	161,811	83,260	—	176,855	896,380
W G Reilly	321,794	183,122	36,255	62,329	—	133,886	737,386
P Soszyn*	178,879	112,712	16,920	24,855	752,784	26,863	1,113,013

Total	2,176,812	1,041,435	565,330	482,395	752,784	1,155,024	6,173,780

*	P Soszyn ceased employment on 28 February 2005 and is included in the above table as he met the definition of one of the highest remunerated executives for the year under the Corporations Act. Mr Soszyn would not have met the definition of a key management person under AASB 124 Related Party Disclosures and as such is excluded from the comparative information in respect of other disclosures required by AASB 124.

Notes to the Financial Statements

25.	Key Management Personnel Disclosures (continued)

Equity Instruments

Options and Performance Share Rights (PSRs) granted as compensation

Equity grants made to Key Management Personnel

The number of PSRs granted to key management personnel as compensation is set out in the tables below. No grants of options were made.

2006	Number of PSRs granted during the year	Future financial years that grant may vest	Maximum total value of grant ($ per tranche) (1)
P W Corke	25,000	2007 2008 2009	81,913 80,330 78,757
W Heintz	25,000	2007 2008 2009	81,913 80,330 78,757
R F Jilla	55,000	2007 2008 2009	180,213 176,730 173,256
N R O’Donnell	15,000	2007 2008 2009	49,150 48,200 47,250
W Reed	25,000	2007 2008 2009	81,913 80,330 78,757
W G Reilly	25,000	2007 2008 2009	81,913 80,330 78,757

(1)	The values per PSR were calculated as $9.83, $9.64 and $9.45 for the tranches that may vest in 2007, 2008 and 2009 respectively.

2005	Number of PSRs granted during the year	Future financial years that grant may vest	Maximum total value of grant ($ per tranche) (2)
P W Corke	20,000	2006 2007 2008	50,928 49,936 48,936
W Heintz	25,000	2006 2007 2008	63,664 62,415 61,172
R F Jilla	50,000	2006 2007 2008	127,329 124,836 122,336
N R O’Donnell	20,000	2006 2007 2008	50,928 49,936 48,936
W Reed	25,000	2006 2007 2008	63,664 62,414 61,172
W G Reilly	20,000	2006 2007 2008	50,928 49,936 48,936

(2)	The values per PSR were calculated as $7.64, $7.49 and $7.34 for the tranches that may vest in 2006, 2007 and 2008 respectively.

Notes to the Financial Statements

25.	Key Management Personnel Disclosures (continued)

Equity Instruments (continued)

Options and Performance Share Rights (PSRs) granted as compensation (continued)

Movement in Options and PSRs on issue

The movement in the number of options and PSRs over ordinary shares of Ansell Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2006	Held at 1 July 2005	Granted during the year	Options exercised/ PSRs vested during the year	Options lapsed/ forfeited	Held at 30 June 2006	Vested at the date of this report
						Options vested and exercisable/ PSRs vested(1)	Options not yet exercisable
Options
Director
D D Tough	525,000	—	—	52,642	472,358	122,358	129,833
Other Key Management Personnel
R F Jilla	300,000	—	60,000	—	240,000	240,000	—
PSRs
Director
D D Tough	150,000	—	34,959	—	115,041	40,491
Other Key Management Personnel
P W Corke	38,334	25,000	20,000	—	43,334	20,000
W Heintz	53,334	25,000	26,667	—	51,667	26,666
R F Jilla	83,334	55,000	33,333	—	105,001	51,667
N R O’Donnell	30,334	15,000	15,667	—	29,667	15,667
W Reed	51,667	25,000	26,666	—	50,001	25,000
W G Reilly	38,334	25,000	20,000	—	43,334	20,000

2005	Held at 1 July 2004	Granted during the year	Options exercised/ PSRs vested during the year	Options lapsed/ forfeited	Held at 30 June 2005	Vested at the date of the 2005 financial report
						Options vested and exercisable/ PSRs vested (1)	Options not yet exercisable
Options
Director
D D Tough	525,000	—	—	—	525,000	122,358	129,833
Other Key Management Personnel
R F Jilla	300,000	—	—	—	300,000	200,000	100,000
PSRs
Director
D D Tough	150,000	—	—	—	150,000	34,959
Other Key Management Personnel
P W Corke	31,667	20,000	13,333	—	38,334	20,000
W Heintz	46,667	25,000	18,333	—	53,334	26,667
R F Jilla	50,000	50,000	16,666	—	83,334	33,333
N R O’Donnell	30,000	12,000	11,666	—	30,334	15,667
W Reed	45,000	25,000	18,333	—	51,667	26,666
W G Reilly	31,667	20,000	13,333	—	38,334	20,000

(1)	PSRs that vest after 30 June result in the allocation of one fully paid ordinary share to the holder of each PSR that has vested. The date of testing of the performance condition and vesting of the PSRs for each of the years above was 22 August 2006 and 16 August 2005.

Notes to the Financial Statements

25.	Key Management Personnel Disclosures (continued)

Equity Instruments (continued)

Movements in shares

The movement in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each of the Key Management Personnel, including their personally-related entities during the 2006 financial year is as follows:

	Held at 1 July 2005	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2006
Directors
P L Barnes	12,639	1,906	—	—	14,545
G L L Barnes	—	5,658	—	—	5,658
R J S Bell	—	746	—	—	746
L D Crandall	8,963	899	—	—	9,862
H J Elliott	9,831	899	—	—	10,730
M J McConnell	5,354	960	—	6,314	—
D D Tough	20,000	—	34,959	11,641	43,318
E D Tweddell	16,664	—	—	16,664	—
Other Key Management Personnel
P W Corke	16,105	—	20,000	14,000	22,105
W Heintz	26,666	—	26,667	39,999	13,334
R F Jilla	22,666	60,000	33,333	60,000	55,999
N O’Donnell	5,833	—	15,667	13,667	7,833
W Reed	16,482	—	26,666	—	43,148
W G Reilly	14,913	—	20,000	—	34,913

The movement in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each of the Key Management Personnel, including their personally-related entities during the 2005 financial year is as follows:

	Held at 1 July 2004	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2005
Directors
P L Barnes	11,685	954	—	—	12,639
L D Crandall	8,108	855	—	—	8,963
H J Elliott	8,976	855	—	—	9,831
S P Gold (alternate to M J McConnell)	16,444,079	—	—	16,444,079	0
M J McConnell	26,406	5,678	—	26,730	5,354
D D Tough	—	20,000	—	—	20,000
E D Tweddell	34,220	2,444	—	20,000	16,664
Other Key Management Personnel
P W Corke	8,333	—	13,333	5,561	16,105
W Heintz	8,333	—	18,333	—	26,666
R F Jilla	6,000	—	16,666	—	22,666
N R O’Donnell	5,000	—	11,666	10,833	5,833
W Reed	3,602	—	18,333	5,453	16,482
W G Reilly	5,545	—	13,333	3,965	14,913

(a)	Includes shares purchased on market pursuant to the Non-executive Directors’ Share Plan.

Service Agreements

The Company has no service agreements with the Non-executive Directors. Refer to Section 2D of the Remuneration Report for details of service agreements with the Managing Director and other Key Management Personnel.

Other Transactions with specified directors and specified executives

From time to time, Key Management Personnel of the Company or its subsidiaries, or their personally-related entities, may purchase goods from the consolidated entity. These purchases are on terms and conditions no more favourable than those entered into by unrelated customers and are trivial or domestic in nature.

Notes to the Financial Statements

26.	Notes to the Industry and Regional Segments Report

(a) Corporate Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix pacing leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $206.8 million (2005 - $196.8 million) and Americas - $218.5 million (2005 - $219.9 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe, Middle East and Africa - principally a sales region with one manufacturing facility in the UK.

	2006 $m	2005 $m
(f) Segment Capital Expenditure
Occupational Healthcare	6.8	5.1
Professional Healthcare	7.8	6.0
Consumer Healthcare	1.9	3.0
(g) Region Capital Expenditure
Asia Pacific	10.6	8.3
Americas	4.7	4.6
Eur Europe, Middle East and Africa	1.2	1.2
(h) Segment Depreciation
Occupational Healthcare	10.2	9.1
Professional Healthcare	10.7	11.1
Consumer Healthcare	4.3	4.2
(i) Segment Other Non Cash Expenses
Occupational Healthcare	10.5	11.3
Professional Healthcare	4.8	2.7
Consumer Healthcare	0.7	1.3

Notes to the Financial Statements

27.	Notes to the Cash Flow Statements

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Net profit	118.7	56.2	54.2	64.3
Add/(less) non-cash items:
Depreciation	23.9	23.4	0.2	0.2
Amortisation	1.5	1.4	—	—
Impairment - trade debtors	0.9	(0.1)	—	0.1
Impairment - amounts owing by subsidiaries	—	—	55.0	16.4
Impairment of investments in subsidiaries	—	—	21.0	42.3
Impairment of investment in SPT partnership	4.7	80.0	—	—
Share-based payments expense	4.9	4.6	4.9	4.6
Add/(less) items classified as investing/financing activities:
Interest received	(14.0)	(8.5)	(32.7)	(85.6)
Interest and financing costs paid	19.8	23.3	5.5	13.0
Loss on sale of investments, property, plant and equipment	0.1	0.1	—	—
Gain on sale of subsidiary	—	—	(46.0)	—

Net cash provided by operating activities before change in assets and liabilities	160.5	180.4	62.1	55.3
Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Increase)/Decrease in trade and other receivables	(9.8)	10.0	5.5	(1.5)
(Increase)/Decrease in inventories	(26.9)	28.5	(0.4)	0.4
Decrease/(Increase) in other assets	(2.8)	(0.5)	0.2	0.5
Increase/(Decrease) in trade and other payables	8.7	(32.8)	(5.1)	(0.7)
(Decrease)/Increase in provisions	2.5	2.0	0.6	0.2
(Decrease)/Increase in retirement benefit obligations	(4.0)	(1.8)	0.9	0.5
Increase/(Decrease) in provision for deferred income tax	7.2	(5.0)	—	—
(Increase)/Decrease in future income tax benefit	(16.8)	(12.8)	—	—
(Decrease)/Increase in provision for income tax	0.1	3.1	—	—
Other non-cash items (including foreign currency impact)	13.0	(18.3)	2.0	(1.8)

Net cash provided by operating activities	131.7	152.8	65.8	52.9

(b) Components of Cash and Cash Equivalents

For the purposes of the Cash Flow Statements, cash and cash equivalents includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents, at the end of the financial year, as shown in the Cash Flow Statements, comprise:

		Consolidated		The Company
$ in millions	Note	2006	2005	2006	2005
Cash on hand	8	0.3	0.2	—	—
Cash at bank	8	75.1	69.2	1.2	0.5
Short-term deposits	8	236.0	149.5	—	—
Restricted deposits	8	6.6	8.4	—	—
Bank overdrafts	17	(15.0)	(1.4)	—	—

		303.0	225.9	1.2	0.5

(c) Net Loans to Subsidiaries

In the Cash Flow Statement of the Company, loan movements with subsidiaries are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

Notes to the Financial Statements

28.	Acquisition of Subsidiaries

On 30 March 2006, the consolidated entity acquired 75% of the shares of Wuhan Jissbon Sanitary Products Company Ltd., a leading Chinese condom marketer for US$18.5 million (A$25.1 million) cash. In the three months to 30 June 2006 the subsidiary contributed $1.1 million to consolidated net profit. The impact on the results of the consolidated entity had the subsidiary been acquired at the beginning of the financial year has not been calculated as the subsidiary was accounted for under the Enterprise Accounting System of the People’s Republic of China (Chinese GAAP) up to the date of acquisition and it was not practical to restate its Chinese GAAP results to AIFRS for the period 1 July 2005 to 30 March 2006.

The fair value of the identifiable assets and liabilities of Wuhan Jissbon Sanitary Products Company Ltd. as at the date of acquisition are:

	Acquiree’s carrying value $ m	Fair Value Adjustments* $ m	Acquired values $ m
Property, plant and equipment	0.3		0.3
Intangible assets	0.2	(0.2)	—
Cash	1.1		1.1
Trade and other receivables	16.8		16.8
Inventories	2.8	(1.0)	1.8
Other assets	0.2		0.2
Interest bearing liabilities	(7.0)		(7.0)
Trade and other payables	(4.2)		(4.2)
Provision for income tax	(0.5)		(0.5)

Net identifiable assets	9.7	(1.2)	8.5
Minority interest	(2.4)		(2.4)

Net identifiable assets acquired	7.3	(1.2)	6.1

Goodwill on acquisition			19.0

Consideration paid in cash			25.1

Outflow of cash
Cash consideration			25.1
Less: Cash acquired			1.1

			24.0

*	An Independent valuer has been appointed to value the brand names and other identifiable intangible assets of the acquired entity. This exercise had not been completed as at the date of this report and any adjustments that may be necessary to recognise any such assets will be made in the report for the year ended 30 June 2007.

29.	Disposal of Subsidiaries

	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ m	Net Tangible Assets Disposed $ m	Profit on Disposal* $ m
Pacific Dunlop Tyres Pty Ltd	25 January 2006	100	46.0	—	46.0

*	The profit on the disposal of Pacific Dunlop Tyres Pty. Ltd. was reported in the accounts of the Company and was eliminated in full in the accounts of the consolidated entity.

Notes to the Financial Statements

30.	Related Party Disclosures

(a) Subsidiaries

Ansell Limited is the parent entity of all entities detailed in Note 32 and from time to time has dealings on normal commercial terms and conditions with those entities, the effects of which are eliminated in the consolidated financial statements.

Refer to the following Notes for additional information:

Note 2 Total Revenue - Dividends and interest received or receivable from subsidiaries

Note 9 Trade and Other Receivables - Amounts owing by subsidiaries

Note 12 Other Financial Assets - Investments in subsidiaries

Note 16 Trade and Other Payables - Amounts owing to subsidiaries

(b) Key management personnel

Disclosures relating to key management personnel are set out in Note 25.

(c) Other Related Company

Effective 25 January 2006, the consolidated entity disposed of its interest in South Pacific Tyres N.Z. Ltd. Up until the date of disposal, the consolidated entity received royalties from South Pacific Tyres N.Z. Ltd. as detailed below:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Royalty revenue
South Pacific Tyres N.Z. Ltd.	0.4	0.6	—	—

(d) Partnership

Effective 28 January 2006, the consolidated entity disposed of its share of the South Pacific Tyres partnership. Up until the date of disposal the consolidated entity conducted financial transactions with South Pacific Tyres on normal commercial terms and conditions being:

	Consolidated		The Company
$ in millions	2006	2005	2006	2005
Other revenue
South Pacific Tyres	2.4	4.0	—	—
Aggregate current amounts receivable (a)
South Pacific Tyres	—	0.6	—	—
Aggregate non-current amounts receivable
South Pacific Tyres (a)	—	66.2	—	—

(a)	Amount included within Other Amounts Receivable (Note 9)

Loans

The consolidated entity had a loan to the South Pacific Tyres partnership which was repaid immediately prior to the sale of the consolidated entity’s share of the partnership.

Interest was charged at the 90 day bank bill rate plus a margin of 0.6% per annum.

Interest brought to account in relation to this loan during the year:

$ in millions	Consolidated 2006	The Company 2006
Interest revenue	2.4	—

In addition, under the partnership agreement, South Pacific Tyres leased certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.1 million (2005 - $0.2 million) were made by South Pacific Tyres to the consolidated entity up to the date of sale. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

Notes to the Financial Statements

31. Earnings per Share

	Consolidated
$ in millions	2006	2005
Earnings reconciliation
Net profit	118.7	56.2
Net profit attributable to minority interests	2.6	1.8

Basic earnings	116.1	54.4

Diluted earnings	116.1	54.4
Weighted average number of ordinary shares used as the denominator

Number of ordinary shares for basic earnings per share	158.3	167.5
Effect of partly paid Executive Plan shares, options and PSR’s	1.5	1.6

Number of ordinary shares for diluted earnings per share	159.8	169.1

Partly paid Executive Plan shares, options and PSR’s have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2006

Refer to Note 4 Issued Capital for further information.

Notes to the Financial Statements

32. Particulars Relating to Subsidiaries

	Country of Incorporation	Beneficial Interest
		2006%	2005%
Ansell Limited	Australia
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100
Ativ Pac Pty. Ltd.	Australia	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100
Dexboy International Pty. Ltd.	Australia	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100
FGDP Pty. Ltd.	Australia	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100
N Harvesters Pty. Ltd.	Australia	100	100
PSL Industries Pty. Ltd.	Australia	100	100
International Better Brands Pty Ltd	Australia	100	100
Licknib Pty. Ltd.	Australia	100	100
Nucleus Ltd.	Australia	100	100
Lifetec Project Pty. Ltd.	Australia	100	100
Medical TPLC Pty. Ltd.	Australia	100	100
N&T Pty. Ltd.	Australia	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100
THLD Ltd.	Australia	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100
TPLC Pty. Ltd.	Australia	100	100
Societe de Management Financier S.A.	*France	100	100
Olympic General Products Pty. Ltd.	Australia	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100
Ansell (Shanghai) Commercial and Trading Co. Ltd.	*China	100	—
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100
P.D. International Pty. Ltd.	Australia	100	100
Ansell Canada Inc.	*Canada	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100
CE Gloves (India) Limited (formerly Ansell Kemwell Ltd)	*India	(a) 100	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100
Corrvas Insurance (Singapore) Pte. Ltd.	*Singapore	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100
Ansell Brazil LTDA	*Brazil	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100
Ansell Healthcare Products LLC.	*USA	100	100
Ansell Protective Products Inc.	*USA	100	100
Pacific Chloride Inc.	*USA	100	100
Pacific Dunlop Holdings Inc.	*USA	100	100
Pacific Dunlop USA Inc.	*USA	100	100
TPLC Holdings Inc.	*USA	100	100
Accufix Research Institute Inc.	*USA	100	100
TPLC S.A.	*France	100	100

Notes to the Financial Statements

32. Particulars Relating to Subsidiaries (continued)

		Beneficial Interest
	Country of Incorporation	2006	2005
		%	%
Cotac Corporation	*USA	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100
Ansell Healthcare Europe N.V.	*Belgium	100	100
Ansell GmbH	*Germany	100	100
Ansell Italy Srl	* Italy	100	100
Ansell S.A.	*France	100	100
Ansell Spain SL (Sociedad de Responsabilidad Limitada)	*Spain	100	100
Ansell UK Limited	*U.K.	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100
JK Ansell Ltd.	*India	(b) 50	(b) 50
Ansell Services (Asia) Sdn. Bhd.	*Malaysia	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100
PDOCB Pty. Ltd.	Australia	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100
Suretex Ltd.	*Thailand	100	100
Latex Investments Ltd.	Mauritius	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100
Wuhan Jissbon Sanitary Products Company Ltd.	*China	(c) 75	—
Dongguan Junwen Trading Co. Ltd.	*China	(d) 90	—
Guangzhou Kangwei Trading Co. Ltd.	*China	(d) 90	—
PD Licensing Pty. Ltd.	Australia	100	100
PD Shared Services Pty. Ltd.	Australia	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100
Siteprints Pty. Ltd.	Australia	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100
The Distribution Group Pty. Ltd.	Australia	(e) 100	(e) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100
The Distribution Trust	Australia	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100
Xelo Pty. Ltd.	Australia	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100

Subsidiary Sold in Year Ended 30 June 2006
Pacific Dunlop Tyres Pty. Ltd.	Australia		100

Subsidiary in Voluntary Liquidation at 30 June 2006
TPLC Medizinprodukte GmbH.	*Germany	100	100

*	Subsidiaries incorporated outside Australia carry on business in those countries.
(a)	Owned 74.9% by P.D. International Pty. Ltd. and 25.1% by Suretex Prophylactics (India) Ltd.
(b)	Ansell Healthcare has day-to-day management control of this entity.
(c)	Owned 34.2% by P.D. International Pty. Ltd. and 40.8% by Pacific Dunlop Holdings (China) Co. Ltd.
(d)	Owned 90% by Wuhan Jissbon Sanitary Products Company Ltd.
(e)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

Notes to the Financial Statements

33. Impact of Adopting Australian Equivalents to IFRS

As stated in note 1, these are the Company’s and consolidated entity’s first consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRSs.

In preparing its opening AIFRS balance sheet at 1 July 2004 and comparative information for the year ended 30 June 2005, the Company and the consolidated entity have adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (previous AGAAP) with the exception of comparative information in respect of AASB 132 and AASB 139.

Details of the impact of adopting AIFRS on the Company’s and consolidated entity’s income statement and balance sheet is set out in the following tables and the notes that accompany the tables. There was no material impact on previously reported cash flow information as a result of the adoption of AIFRS.

Impact on the Income Statements for the year ended 30 June 2005

	Note	Previous AGAAP $m	Consolidated Transition Impact $ m	AIFRS $ m	Previous AGAAP $ m	The Company Transition Impact $ m	AIFRS $ m
Revenue
Total revenue	(g)	1,094.8	(1.4)	1,093.4	240.0		240.0

Expenses
Cost of goods sold		650.1		650.1	74.8		74.8
Selling, distribution and administration	(a) (b) (d) (g)	308.0	(23.0)	285.0	27.8	1.4	29.2
Other		80.0		80.0	58.7		58.7

Total expenses, excluding financing costs		1,038.1	(23.0)	1,015.1	161.3	1.4	162.7
Financing costs		21.9		21.9	13.0		13.0

Profit before income tax		34.8	21.6	56.4	65.7	(1.4)	64.3
Income tax	(f)	21.7	(21.5)	0.2	—		—

Net profit		13.1	43.1	56.2	65.7	(1.4)	64.3
Minority interests in net profit		1.8		1.8	—		—

Net profit attributable to Ansell Limited shareholders		11.3	43.1	54.4	65.7	(1.4)	64.3

Notes to the Financial Statements

33. Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on the Balance Sheet of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

		Consolidated
	Note	Previous AGAAP $ m	1 July 2004 Transition Impact $ m	AIFRS $ m	Previous AGAAP $ m	30 June 2005 Transition Impact $ m	AIFRS $ m
Current Assets
Cash on hand		0.9		0.9	0.2		0.2
Cash at bank and on deposit		306.9		306.9	218.7		218.7
Cash assets - restricted deposits		10.3		10.3	8.4		8.4
Trade and other receivables		228.7		228.7	214.1		214.1
Inventories		185.8		185.8	157.3		157.3
Other		16.4	(1.6)	14.8	14.4	(1.2)	13.2

Total Current Assets		749.0	(1.6)	747.4	613.1	(1.2)	611.9

Non-Current Assets
Trade and other receivables		63.6		63.6	68.3		68.3
Other financial assets		141.4		141.4	59.0		59.0
Property, plant and equipment		227.8		227.8	195.4		195.4
Intangible assets	(d) (e)	293.4		293.4	246.2	22.6	268.8
Deferred tax assets	(f)	24.2	0.9	25.1	15.1	22.8	37.9
Other	(e)	—		—	2.1	(2.1)	—

Total Non-Current Assets		750.4	0.9	751.3	586.1	43.3	629.4

Total Assets		1,499.4	(0.7)	1,498.7	1,199.2	42.1	1,241.3

Current Liabilities
Trade and other payables	(b)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities		190.2		190.2	34.3		34.3
Provisions		47.4		47.4	48.7		48.7
Current tax liabilities		7.2		7.2	10.3		10.3

Total Current Liabilities		404.2	—	404.2	226.1	(3.7)	222.4

Non-Current Liabilities
Trade and other payables		3.3		3.3	0.8		0.8
Interest bearing liabilities		236.0		236.0	331.0		331.0
Provisions		23.9	(4.4)	19.5	23.7	(3.5)	20.2
Retirement benefit obligations	(a)	—	20.0	20.0	—	25.2	25.2
Deferred tax liabilities	(f)	20.2	3.1	23.3	14.8	3.5	18.3

Total Non-Current Liabilities		283.4	18.7	302.1	370.3	25.2	395.5

Total Liabilities		687.6	18.7	706.3	596.4	21.5	617.9

Net Assets		811.8	(19.4)	792.4	602.8	20.6	623.4

Equity
Issued capital		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b) (c)	(275.6)	280.7	5.1	(296.6)	261.9	(34.7)
Accumulated losses	(a) (b) (c) (d) (f)	(306.7)	(300.1)	(606.8)	(342.5)	(241.3)	(583.8)

Total equity attributable to Ansell Limited shareholders		801.6	(19.4)	782.2	593.7	20.6	614.3
Minority interests		10.2		10.2	9.1		9.1

Total Equity		811.8	(19.4)	792.4	602.8	20.6	623.4

Notes to the Financial Statements

33. Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on the Balance Sheet of the Company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

		Company
		Previous AGAAP	1 July 2004 Transition Impact	AIFRS	Previous AGAAP	30 June 2005 Transition Impact	AIFRS
	Note	$m	$m	$m	$m	$m	$m
Current Assets
Cash at bank and on deposit		0.8		0.8	0.5		0.5
Trade and other receivables	(b)	594.2		594.2	321.3	3.7	325.0
Inventories		13.1		13.1	12.7		12.7
Other		1.8		1.8	1.3		1.3

Total Current Assets		609.9	—	609.9	335.8	3.7	339.5

Non-Current Assets
Trade and other receivables		0.8		0.8	1.4		1.4
Other financial assets		1,526.6		1,526.6	1,484.3		1,484.3
Property, plant and equipment		0.4		0.4	0.2		0.2
Intangible assets		—		—	21.5		21.5

Total Non-Current Assets		1,527.8	—	1,527.8	1,507.4	—	1,507.4

Total Assets		2,137.7	—	2,137.7	1,843.2	3.7	1,846.9

Current Liabilities
Trade and other payables		628.8		628.8	628.9		628.9
Interest bearing liabilities		179.1		179.1	26.2		26.2
Provisions		3.6		3.6	3.7		3.7

Total Current Liabilities		811.5	—	811.5	658.8	—	658.8

Non-Current Liabilities
Interest bearing liabilities		134.4		134.4	101.5		101.5
Provisions		0.2		0.2	0.3		0.3
Retirement benefit obligations	(a)	—	0.4	0.4	—	0.4	0.4

Total Non-Current Liabilities		134.6	0.4	135.0	101.8	0.4	102.2

Total Liabilities		946.1	0.4	946.5	760.6	0.4	761.0

Net Assets		1,191.6	(0.4)	1,191.2	1,082.6	3.3	1,085.9

Equity
Issued capital		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b)	—	1.1	1.1	—	5.7	5.7
Accumulated losses	(a) (b)	(192.3)	(1.5)	(193.8)	(150.2)	(2.4)	(152.6)

Total Equity		1,191.6	(0.4)	1,191.2	1,082.6	3.3	1,085.9

Notes to the Financial Statements

33. Impact of Adopting Australian Equivalents to IFRS (continued)

Notes to the Income Statement and Balance Sheet tables

(a)	Defined benefit superannuation plans/post retirement health benefits

AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation plans. The AASB 1 election to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses was adopted as was the option available as a result of the early adoption of AASB 119 Employee Benefits to record all subsequent actuarial gains or losses directly in accumulated losses.

In prior years certain US subsidiaries had recorded liabilities in respect of commitments under defined benefit superannuation plans and post retirement health benefit schemes. In addition amounts had been remitted to the superannuation plans in excess of required contributions and included within prepayments. Adjustments were required to restate these balances.

The effect of this on the consolidated entity is to:

•	increase retirement benefit obligations by $20.0 million at 1 July 2004 and by $25.2 million at 30 June 2005;

•	decrease non-current provisions by $4.4 million at 1 July 2004 and by $3.5 million at 30 June 2005;

•	decrease current other assets by $1.6 million at 1 July 2004 and by $1.2 million at 30 June 2005; and

•	increase accumulated losses by $17.2 million at 1 July 2004, decrease expenses by $2.0 million and increase accumulated losses by actuarial losses of $7.7 million for the year 30 June 2005.

The effect of this on the Company is to:

•	increase retirement benefit obligations by $0.4 million at 1 July 2004 and 30 June 2005; and

•	increase expenses by $0.5 million and decrease accumulated losses by actuarial gains of $0.5 million for the year ended 30 June 2005.

(b)	Share-based payments

Options and/or Performance Share Rights (PSRs) are granted to executives under the Ansell Limited Stock Incentive Plan. Under previous AGAAP no expense was required to be recognised for options/PSRs issued to employees however the consolidated entity had previously recorded a charge to the profit and loss based on the expected vesting of PSRs with the accrual for the previous year of $3.7 million being recorded within current payables. AIFRS requires the recognition of an expense for the fair value of both options and PSRs with a corresponding increase in a share-based payments reserve. The consolidated entity has applied AIFRS to all options/PSRs granted but had not vested at 1 January 2005.

The effect of this on the consolidated entity is to:

•	decrease current payables by $3.7 million at 30 June 2005;

•	increase the share-based payments reserve by $1.1 million at 1 July 2004 and by $5.7 million at 30 June 2005; and

•	increase accumulated losses by $1.1 million at 1 July 2004 and increase expenses by $0.9 million for the year ended 30 June 2005.

The effect of this on the Company is to:

•	increase amounts owed by subsidiaries by $3.7 million at 30 June 2005;

•	increase the share-based payments reserve by $1.1 million at 1 July 2004 and by $5.7 million at 30 June 2005; and

•	increase accumulated losses by $1.1 million at 1 July 2004 and increase expenses by $0.9 million for the year ended 30 June 2005;

(c)	Foreign Currency

The consolidated entity elected to apply the exemption in AASB 1 resulting in the cumulative balance of the foreign currency translation reserve being deemed to be zero as at the date of transition to AIFRS. This had the effect of resetting the debit balance in the foreign currency translation reserve of $279.6 million at 1 July 2004 to zero and increasing accumulated losses by this amount. At 30 June 2005 the foreign currency translation reserve was increased by $256.2 million and accumulated losses increased by $256.2 million. There was no impact on reported profit for the year ended 30 June 2005.

There was no impact on the Company.

(d)	Business Combinations

The consolidated entity has elected not to apply AASB 3 Business Combinations retrospectively. Under AASB 3 goodwill amortisation is prohibited and replaced by impairment testing. Goodwill was amortised under previous AGAAP. The effect is to reduce goodwill amortisation by $20.5 million for the year ended 30 June 2005 and to increase the carrying value of goodwill by $20.5 million as at 30 June 2005.

There was no impact on the Company.

Notes to the Financial Statements

33. Impact of Adopting Australian Equivalents to IFRS (continued)

Notes to the Income Statement and Balance Sheet tables (continued)

(e)	Intangible Assets

Under previous AGAAP capitalised development costs net of provision for amortisation were included on the balance sheet under the classification Non-current assets - other. Under AASB 138 Intangible Assets, capitalised development costs are disclosed within Intangible Assets. The effect of this is on the consolidated entity is to reduce Non-current assets - other by $2.1 million and increase Intangible Assets by $2.1 million as at 30 June 2005.

There was no impact on the Company.

(f)	Income Tax

Under previous AGAAP a deferred tax asset for accumulated tax losses was only recognised when it was virtually certain that such losses would be recouped. Under AIFRS a deferred tax asset is recognised in respect of accumulated tax losses when it is probable that such losses will be recouped. Management has reassessed the potential recovery of tax losses and has considered, among other things, the fact that the Group’s US operations had generated taxable income in the three years to 30 June 2005 and expect to continue to generate taxable income in the foreseeable future. Available projections for the foreseeable future indicate that a portion of available US revenue losses will probably be recouped, and as such a deferred tax asset in respect of such losses has been recognised at 30 June 2005.

In addition the tax status of subsidiaries in other countries was also reviewed and it was deemed necessary to book additional deferred tax assets and deferred tax liabilities under the stricter requirements of AIFRS.

The effect of this on the consolidated entity is to:

•	increase deferred tax assets by $0.9 million at 1 July 2004 and $22.8 million at 30 June 2005;

•	increase deferred tax liabilities by $3.1 million at 1 July 2004 and $3.5 million at 30 June 2005; and

•	increase accumulated losses by $2.2 million at 1 July 2004 and decrease income tax by $21.5 million for the year ended 30 June 2005. There was no impact on the Company

(g)	Revenue

Under previous AGAAP proceeds from the disposal of property, plant and equipment and other investments were disclosed as part of revenue in the income statement. Under AIFRS the gain or loss on such disposals is recognised on a net basis as income or an expense rather than recognising the consideration received as revenue. The effect of this on the consolidated entity is to reduce revenue and expenses by $1.4 million for the year ended 30 June 2005.

There was no impact on the Company.

(h)	Impact on Total Equity reported under previous AGAAP

The effect of the above adjustments on total equity is as follows:

		Consolidated		Company
	Note	1 July 2004 $m	30 June 2005 $m	1 July 2004 $m	30 June 2005 $m
Total equity under previous AGAAP		811.8	602.8	1,191.6	1,082.6

Adjustment to accumulated losses
Defined benefit superannuation plans	(a)	(17.2)	(22.9)	(0.4)	(0.4)
Share-based payments	(b)	(1.1)	(2.0)	(1.1)	(2.0)
Transfer from foreign currency translation reserve	(c)	(279.6)	(256.2)	—	—
Business combinations	(d)	—	20.5	—	—
Income tax	(f)	(2.2)	19.3	—	—
Adjustments to reserves
Share-based payments	(b)	1.1	5.7	1.1	5.7
Transfer from foreign currency translation reserve	(c)	279.6	256.2

Total equity under AIFRS		792.4	623.4	1,191.2	1,085.9

Directors’ Declaration

1. In the opinion of the directors of Ansell Limited (‘the Company’):

(a) the financial statements and notes, set out on pages 26 to 76, and the remuneration disclosures that are contained in the Remuneration report in the Directors’ report, set out on pages 14 to 23, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Australian Accounting Standards, and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and the Chief Financial Officer for the financial year ended 30 June 2006.

Signed in accordance with a resolution of the directors:

Peter L Barnes	Douglas D Tough
Chairman	Director

Dated in Melbourne this 5th day of September 2006

Independent Audit Report

to the members of Ansell Limited

Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, cash flow statements, accompanying notes 1 to 33 to the financial statements and the directors’ declaration for both Ansell Limited (the ‘Company’) and its Subsidiaries (the ‘Consolidated Entity’), for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (“remuneration disclosures”), required by Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ (‘AASB 124’), under the heading ‘Remuneration report’ in the directors’ report and not in the financial report.

The Remuneration report also contains information in table 2 not required by AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 ‘First-time Adoption of Australian equivalents to International Financial Reporting Standards’. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

•	examining on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion:

(1)	the financial report of Ansell Limited is in accordance with:

a)	the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b)	other mandatory financial reporting requirements in Australia; and

(2)	the remuneration disclosures that are contained under the heading ‘Remuneration report’ in the directors’ report, with the exception of table 2 which is not subject to audit, comply with Australian Accounting Standard AASB 124 ‘Related Party Disclosures’.

KPMG	Peter Jovic
Melbourne	Partner
5 September 2006

Supplementary Unaudited U.S. Dollar Financial Information

For the year ended 30 June 2006 Ansell Limited and Subsidiaries

The following unaudited US dollar financial information is supplementary to the Company’s Financial Report for the year ended 30 June 2006. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company’s Financial Report.

Translation of amounts from Australian dollars to US dollars in the Income Statement, Cash Flow Statement and Operating Revenue and Operating Result within the Industry and Regional Segments have been made at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2005 to June 2006.

Translation of amounts from Australian dollars to US dollars in the Balance Sheet and Assets Employed and Liabilities within the Industry and Regional Segments have been made at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 30 June 2006, at US$0.73945 = A$1 (30 June 2005 US$0.76265 = A$1).

Supplementary Unaudited U.S. Dollar Financial Information

Income Statement

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	2006 US$m	2005 US$m
Revenue
Sales	849.1	812.1
Other revenue	10.5	9.3

Total revenue	859.6	821.4
Expenses
Cost of goods sold	534.5	488.6
Selling, distribution and administration	211.6	213.6
Other	4.1	60.9

Total expenses, excluding financing costs	750.2	763.1
Financing costs	14.9	16.6

Profit before income tax	94.5	41.7
Income tax	5.8	0.2

Net profit	88.7	41.5
Minority interests in net profit	2.0	1.4

Net profit attributable to Ansell Limited shareholders	86.7	40.1

	2006 US cents	2005 US cents
Earnings per share is based on net profit attributable to Ansell Limited shareholders

Basic earnings per share	54.8	24.0
Diluted earnings per share	54.2	23.7

Supplementary Unaudited U.S. Dollar Financial Information

Balance Sheet

of Ansell Limited and Subsidiaries as at 30 June 2006

	2006 US$m	2005 US$m
Current Assets
Cash on hand	0.2	0.2
Cash at bank and on deposit	230.0	166.8
Cash assets - restricted deposits	4.9	6.4
Trade and other receivables	164.0	163.1
Inventories	137.6	120.1
Other	9.3	10.1

Total Current Assets	546.0	466.7

Non-Current Assets
Trade and other receivables	14.6	52.1
Other financial assets	—	45.0
Property, plant and equipment	144.6	149.0
Intangible assets	221.7	205.0
Deferred tax assets	40.4	28.9

Total Non-Current Assets	421.3	480.0

Total Assets	967.3	946.7

Current Liabilities
Trade and other payables	105.2	98.5
Interest bearing liabilities	84.4	26.3
Provisions	37.4	37.1
Current tax liabilities	8.1	7.9

Total Current Liabilities	235.1	169.8

Non-Current Liabilities
Trade and other payables	0.5	0.6
Interest bearing liabilities	204.0	252.4
Provisions	15.4	15.4
Retirement benefit obligations	10.0	19.2
Deferred tax liabilities	18.9	14.0

Total Non-Current Liabilities	248.8	301.6

Total Liabilities	483.9	471.4

Net Assets	483.4	475.3

Equity
Issued capital	840.6	940.2
Reserves	(3.9)	(26.6)
Accumulated losses	(363.7)	(445.2)

Total Equity Attributable to Ansell Limited Shareholders	473.0	468.4
Minority interests	10.4	6.9

Total Equity	483.4	475.3

Supplementary Unaudited U.S. Dollar Financial Information

Cash Flow Statement

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	2006 US$m	2005 US$m
Cash flows Related to Operating Activities
Receipts from customers	849.4	848.2
Payments to suppliers and employees	(738.9)	(721.3)

Net receipts from customers	110.5	126.9
Income taxes paid	(12.2)	(12.3)

Net Cash Provided by Operating Activities	98.3	114.6

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired	(17.9)	—
Payments for property, plant and equipment	(12.3)	(10.6)
Proceeds from sale of property, plant and equipment	0.6	—
Loans repaid	49.9	—
Proceeds from sale of other investments	39.6	1.1

Net Cash Provided by/(Used in) Investing Activities	59.9	(9.5)

Cash Flows Related to Financing Activities
Proceeds from borrowings	21.2	109.0
Repayments of borrowings	(25.7)	(128.9)

Net repayments of borrowings	(4.5)	(19.9)
Proceeds from issues of shares	3.1	3.8
Payments for share buy-back	(76.1)	(121.7)
Dividends paid	(23.4)	(18.6)
Interest received	10.4	6.4
Interest and borrowing costs paid	(14.8)	(17.3)

Net Cash Used in Financing Activities	(105.3)	(167.3)

Net increase/(decrease) in cash and cash equivalents	52.9	(62.2)
Cash and cash equivalents at the beginning of the financial year	172.3	216.8
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the financial year	(1.2)	17.7

Cash and Cash Equivalents at the End of the Financial Year	224.0	172.3

Supplementary Unaudited U.S. Dollar Financial Information

Industry and Regional Segments

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	Operating Revenue		Operating Result
	2006 US$m	2005 US$m	2006 US$m	2005 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	424.6	409.8	60.7	61.0
Professional Healthcare	289.0	276.3	29.0	32.7
Consumer Healthcare	135.5	126.0	17.9	22.0

Total Ansell Healthcare	849.1	812.1	107.6	115.7
Corporate revenue/costs	10.5	9.3	(4.6)	(5.8)

Operating EBIT			103.0	109.9
Impairment loss on investment in South Pacific Tyres and sale costs			(4.1)	(60.9)

Earnings before Net Interest and Tax (EBIT)			98.9	49.0
Financing costs net of interest revenue			(4.4)	(7.3)

Operating Profit before Tax			94.5	41.7
Tax			(5.8)	(0.2)
Minority interests			(2.0)	(1.4)

Total Consolidated	859.6	821.4	86.7	40.1

REGION
Asia Pacific	133.2	122.4	27.3	29.3
Americas	402.2	387.9	46.4	51.1
Europe, Middle East and Africa	313.7	301.8	33.9	35.3

Total Ansell Healthcare	849.1	812.1	107.6	115.7

	Assets Employed		Liabilities
	2006 US$m	2005 US$m	2006 US$m	2005 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	326.6	312.9	75.0	63.7
Professional Healthcare	255.9	247.9	49.0	47.7
Consumer Healthcare	106.7	77.5	18.0	16.1

Total Ansell Healthcare	689.2	638.3	142.0	127.5
Corporate assets/liabilities	43.0	135.0	341.9	343.9
Cash	235.1	173.4	—	—

Total Consolidated	967.3	946.7	483.9	471.4

REGION
Asia Pacific	185.7	175.7	51.2	45.8
Americas	160.2	150.1	56.0	56.1
Europe, Middle East and Africa	125.8	109.1	34.8	25.6
Goodwill and brand names	217.5	203.4	—	—

Total Ansell Healthcare	689.2	638.3	142.0	127.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: September 19, 2006